March 1, 2026

TO: HUDBAY MINERALS INC. (THE "ACQUIROR")

Re: Support and Voting Agreement

BACKGROUND

The undersigned understands that Arizona Sonoran Copper Company Inc. (the "Company") and the Acquiror wish to enter into an arrangement agreement on the date hereof (the "Arrangement Agreement") contemplating the acquisition by the Acquiror of all of the issued and outstanding common shares of the Company (the "Company Shares") pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia), other than the Company Shares that the Acquiror already owns. The Company Shares and Incentive Awards beneficially owned by the undersigned as of the date hereof, together with any other securities of the Company directly or indirectly acquired by or issued to the undersigned during the term of this letter agreement, are collectively referred to herein as the "Subject Securities".

Capitalized terms used in this letter agreement and not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS

From the date hereof until the earlier of: (a) the Effective Time; (b) the date the Arrangement Agreement is terminated in accordance with its terms; (c) the date the Acquiror, without the consent of the undersigned, decreases the Consideration or changes the form of Consideration payable pursuant to the Arrangement Agreement in a manner that is adverse to the undersigned in its capacity as a securityholder of the Company (provided that, a decrease in the trading price of the Consideration Shares will not constitute a decrease in the Consideration) or the terms of the Arrangement Agreement are varied in a manner that is materially adverse to the undersigned in its capacity as a securityholder of the Company; and (d) the Outside Date (the earliest such date being the "Termination Date"), the undersigned agrees, in the undersigned's capacity as a securityholder and not in the undersigned's capacity as an officer, director or consultant of the Company (if applicable):

1. at any meeting of securityholders of the Company to be held to consider the Arrangement (including the Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change his, her or its vote in respect thereof) the Company Shares and any other securities entitled to be voted that are beneficially owned by the undersigned as of the record date for any such meeting: (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement; and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement;

2. no later than ten days prior to any meeting of securityholders of the Company, the undersigned is required to vote or cause to be voted Company Shares or other securities in accordance with paragraph 1 hereof, to deliver or to cause to be delivered to the Company or its transfer agent in accordance with the instructions to be set out in the management information circular or other disclosure document in connection with such meeting, duly executed proxies or voting instruction forms, as applicable, in respect of all of the Company Shares and any other securities required to be voted or caused to be voted at such meeting: (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution if it is a proposal put forward at such meeting and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement, and (ii) against any matter that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and (b) naming those individuals as may be designated by the Company in the management information circular or other disclosure document in connection with the meeting of securityholders of the Company at which the Arrangement Resolution or any other matter necessary for the consummation of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement will be voted on;

3. to notify the Acquiror promptly of any new Company Shares or Incentive Awards acquired by the undersigned after the execution of this letter agreement and, upon such acquisition, such new Company Shares or Incentive Awards shall automatically, and with no further action required, become Subject Securities and shall be subject to all of the terms and conditions of this letter agreement;

4. not to exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5. not to, directly or indirectly, or through any Representative, affiliate or otherwise, and not permit any such Person to: (i) solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to or disclosure of, any information, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer from any other Person that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; (ii) engage or participate in or otherwise facilitate any discussions or negotiations with any Person (other than Acquiror and its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; or (iii) accept or enter into, or publicly propose to accept or enter into, any Contract (including any letter of intent, agreement in principle, agreement, arrangement or understanding) relating to any Acquisition Proposal;

6. to immediately cease and cause his, her or its Representatives to cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than the Acquiror and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

7. not to requisition or join in the requisition of any meeting of the Shareholders for the purpose of considering any resolution in connection with an Acquisition Proposal, other than the resolution in respect of the Arrangement;

8. not to take any other action of any kind that might, directly or indirectly, reasonably be expected to interfere with the successful and timely completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and

9. except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of the Company or the exercise of other rights to purchase Company Shares, including any exercise of Incentive Awards, not to, directly or indirectly, without the prior written consent of the Acquiror, (a) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of, any of his, her or its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; or (b) agree to take any actions described in the foregoing clause (a), provided that the foregoing restrictions shall not prevent the undersigned from (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement, or (y) effecting a Transfer to a person controlled by the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement.

Notwithstanding any provision of this letter agreement to the contrary, the Acquiror acknowledges and agrees that the undersigned is executing this letter agreement and is bound hereunder solely in the undersigned's capacity as a securityholder of the Company. Without limiting the provisions of the Arrangement Agreement: (a) nothing contained in this letter agreement shall in any way limit or restrict any actions the undersigned may take in the undersigned's capacity as director, officer or consultant of the Company, or limit in any way whatsoever the exercise of the undersigned's fiduciary duties as director, officer or consultant of the Company; and (b) the undersigned will be entitled to exercise his, her or its rights under the terms of the Incentive Awards beneficially owned by the undersigned.

The undersigned agrees that the details of this letter agreement may be described in any press release, information circular or other communication prepared by the Company or the Acquiror in connection with the Arrangement and in any material change report prepared by the Company or the Acquiror in connection with the execution and delivery of this letter agreement and the undersigned further agrees to this letter agreement being made publicly available, including by filing on SEDAR+ and by any filings required under Securities Laws (including disclosure of the undersigned's identity and Subject Securities and the nature of the undersigned's commitments, arrangements and understandings under this letter agreement and any other information required by Law), in accordance with Securities Laws.

The undersigned hereby represents and warrants that: (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of his, her or its obligations hereunder will not constitute a violation or breach of, or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned is or will be a party and by which the undersigned will be bound at the time of such performance; (b) as of the date hereof, the undersigned is the legal and/or beneficial owner of all of the Subject Securities set forth in Exhibit A hereto, free and clear of any Liens, and such Subject Securities are the only securities of the Company owned, directly or indirectly, or over which control or direction is exercised by the undersigned; (c) the undersigned has sole dispositive power and the sole power to agree to the matters set forth in this letter agreement with respect to the Subject Securities, and none of the Subject Securities is subject to any agreement, arrangement or restriction with respect to the voting thereof, except as contemplated by this letter agreement; (d) no Person has any agreement or option, or any right or privilege (whether pre-emptive or contractual, or at Law), capable of becoming an agreement or option for the Transfer from the undersigned of any of the Subject Securities except pursuant to this letter agreement; (e) there is no suit, claim, action, litigation, arbitration or other proceeding in progress, pending or ongoing or, to the knowledge of the undersigned, threatened against or affecting the undersigned that would reasonably be expected to have an adverse impact on the validity of this letter agreement or any action taken or to be taken by the undersigned hereunder; (f) the undersigned has read this letter agreement in its entirety, understands it and agrees to be bound by its terms and conditions; (g) the undersigned has been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and (h) the undersigned is entering into this letter agreement voluntarily.

This letter agreement shall automatically terminate and be of no further force or effect upon the Termination Date.

This letter agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein and each of the parties hereto hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this letter agreement.

The Acquiror may assign all or any part of its rights under this letter agreement to, and its obligations under this letter agreement may be assumed by, a wholly-owned Subsidiary of the Acquiror, provided that if such assignment and/or assumption takes place, the Acquiror shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder and such Subsidiary shall remain at all times up to and including the Effective Date a wholly- owned Subsidiary of the Acquiror. This letter agreement shall not be otherwise assignable by any party to this letter agreement without the prior written consent of the other party hereto. This letter agreement shall be binding upon the undersigned and the Acquiror and upon their respective successors and permitted assigns.

The undersigned acknowledges and agrees that the Acquiror may be damaged irreparably in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the undersigned agrees that, without the requirement of posting a bond or other security, the Acquiror will be entitled to seek equitable relief, including injunctive relief and specific performance, and the undersigned shall not object to the grant of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law.

This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with the Acquiror's understanding and is agreed by the Acquiror, please signify the Acquiror's acceptance by executing the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Acquiror and return the same to the undersigned, upon which the letter agreement as so accepted shall constitute an agreement among the Acquiror and the undersigned.

[The remainder of this page is intentionally left blank; signature page follows.]

Yours truly,

by:	(signed) "Alan R. Edwards"
(Signature)

Alan R. Edwards

(Print Name)

[Redacted - Personal Information]

(Place of Residency)

Director

(Title)

Address:

[Redacted - Personal Information]

[Signature Page - Voting and Support Agreement]

HUDBAY MINERALS INC.

Per:	(signed) "Peter Kukielski"
Name: Peter Kukielski
Title: President and Chief Executive Officer

[Signature Page - Voting and Support Agreement]

EXHIBIT A
SUBJECT SECURITIES

Holder	Company Shares	Incentive Awards
		DSUs	RSUs	Options
Alan R. Edwards	245,212	198,204	-	308,411

March 1, 2026

TO: HUDBAY MINERALS INC. (THE "ACQUIROR")

Re: Support and Voting Agreement

BACKGROUND

The undersigned understands that Arizona Sonoran Copper Company Inc. (the "Company") and the Acquiror wish to enter into an arrangement agreement on the date hereof (the "Arrangement Agreement") contemplating the acquisition by the Acquiror of all of the issued and outstanding common shares of the Company (the "Company Shares") pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia), other than the Company Shares that the Acquiror already owns. The Company Shares and Incentive Awards beneficially owned by the undersigned as of the date hereof, together with any other securities of the Company directly or indirectly acquired by or issued to the undersigned during the term of this letter agreement, are collectively referred to herein as the "Subject Securities".

Capitalized terms used in this letter agreement and not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS

From the date hereof until the earlier of: (a) the Effective Time; (b) the date the Arrangement Agreement is terminated in accordance with its terms; (c) the date the Acquiror, without the consent of the undersigned, decreases the Consideration or changes the form of Consideration payable pursuant to the Arrangement Agreement in a manner that is adverse to the undersigned in its capacity as a securityholder of the Company (provided that, a decrease in the trading price of the Consideration Shares will not constitute a decrease in the Consideration) or the terms of the Arrangement Agreement are varied in a manner that is materially adverse to the undersigned in its capacity as a securityholder of the Company; and (d) the Outside Date (the earliest such date being the "Termination Date"), the undersigned agrees, in the undersigned's capacity as a securityholder and not in the undersigned's capacity as an officer, director or consultant of the Company (if applicable):

1. at any meeting of securityholders of the Company to be held to consider the Arrangement (including the Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change his, her or its vote in respect thereof) the Company Shares and any other securities entitled to be voted that are beneficially owned by the undersigned as of the record date for any such meeting: (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement; and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement;

2. no later than ten days prior to any meeting of securityholders of the Company, the undersigned is required to vote or cause to be voted Company Shares or other securities in accordance with paragraph 1 hereof, to deliver or to cause to be delivered to the Company or its transfer agent in accordance with the instructions to be set out in the management information circular or other disclosure document in connection with such meeting, duly executed proxies or voting instruction forms, as applicable, in respect of all of the Company Shares and any other securities required to be voted or caused to be voted at such meeting: (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution if it is a proposal put forward at such meeting and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement, and (ii) against any matter that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and (b) naming those individuals as may be designated by the Company in the management information circular or other disclosure document in connection with the meeting of securityholders of the Company at which the Arrangement Resolution or any other matter necessary for the consummation of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement will be voted on;

3. to notify the Acquiror promptly of any new Company Shares or Incentive Awards acquired by the undersigned after the execution of this letter agreement and, upon such acquisition, such new Company Shares or Incentive Awards shall automatically, and with no further action required, become Subject Securities and shall be subject to all of the terms and conditions of this letter agreement;

4. not to exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5. not to, directly or indirectly, or through any Representative, affiliate or otherwise, and not permit any such Person to: (i) solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to or disclosure of, any information, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer from any other Person that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; (ii) engage or participate in or otherwise facilitate any discussions or negotiations with any Person (other than Acquiror and its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; or (iii) accept or enter into, or publicly propose to accept or enter into, any Contract (including any letter of intent, agreement in principle, agreement, arrangement or understanding) relating to any Acquisition Proposal;

6. to immediately cease and cause his, her or its Representatives to cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than the Acquiror and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

7. not to requisition or join in the requisition of any meeting of the Shareholders for the purpose of considering any resolution in connection with an Acquisition Proposal, other than the resolution in respect of the Arrangement;

8. not to take any other action of any kind that might, directly or indirectly, reasonably be expected to interfere with the successful and timely completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and

9. except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of the Company or the exercise of other rights to purchase Company Shares, including any exercise of Incentive Awards, not to, directly or indirectly, without the prior written consent of the Acquiror, (a) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of, any of his, her or its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; or (b) agree to take any actions described in the foregoing clause (a), provided that the foregoing restrictions shall not prevent the undersigned from (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement, or (y) effecting a Transfer to a person controlled by the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement.

Notwithstanding any provision of this letter agreement to the contrary, the Acquiror acknowledges and agrees that the undersigned is executing this letter agreement and is bound hereunder solely in the undersigned's capacity as a securityholder of the Company. Without limiting the provisions of the Arrangement Agreement: (a) nothing contained in this letter agreement shall in any way limit or restrict any actions the undersigned may take in the undersigned's capacity as director, officer or consultant of the Company, or limit in any way whatsoever the exercise of the undersigned's fiduciary duties as director, officer or consultant of the Company; and (b) the undersigned will be entitled to exercise his, her or its rights under the terms of the Incentive Awards beneficially owned by the undersigned.

The undersigned agrees that the details of this letter agreement may be described in any press release, information circular or other communication prepared by the Company or the Acquiror in connection with the Arrangement and in any material change report prepared by the Company or the Acquiror in connection with the execution and delivery of this letter agreement and the undersigned further agrees to this letter agreement being made publicly available, including by filing on SEDAR+ and by any filings required under Securities Laws (including disclosure of the undersigned's identity and Subject Securities and the nature of the undersigned's commitments, arrangements and understandings under this letter agreement and any other information required by Law), in accordance with Securities Laws.

The undersigned hereby represents and warrants that: (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of his, her or its obligations hereunder will not constitute a violation or breach of, or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned is or will be a party and by which the undersigned will be bound at the time of such performance; (b) as of the date hereof, the undersigned is the legal and/or beneficial owner of all of the Subject Securities set forth in Exhibit A hereto, free and clear of any Liens, and such Subject Securities are the only securities of the Company owned, directly or indirectly, or over which control or direction is exercised by the undersigned; (c) the undersigned has sole dispositive power and the sole power to agree to the matters set forth in this letter agreement with respect to the Subject Securities, and none of the Subject Securities is subject to any agreement, arrangement or restriction with respect to the voting thereof, except as contemplated by this letter agreement; (d) no Person has any agreement or option, or any right or privilege (whether pre-emptive or contractual, or at Law), capable of becoming an agreement or option for the Transfer from the undersigned of any of the Subject Securities except pursuant to this letter agreement; (e) there is no suit, claim, action, litigation, arbitration or other proceeding in progress, pending or ongoing or, to the knowledge of the undersigned, threatened against or affecting the undersigned that would reasonably be expected to have an adverse impact on the validity of this letter agreement or any action taken or to be taken by the undersigned hereunder; (f) the undersigned has read this letter agreement in its entirety, understands it and agrees to be bound by its terms and conditions; (g) the undersigned has been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and (h) the undersigned is entering into this letter agreement voluntarily.

This letter agreement shall automatically terminate and be of no further force or effect upon the Termination Date.

This letter agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein and each of the parties hereto hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this letter agreement.

The Acquiror may assign all or any part of its rights under this letter agreement to, and its obligations under this letter agreement may be assumed by, a wholly-owned Subsidiary of the Acquiror, provided that if such assignment and/or assumption takes place, the Acquiror shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder and such Subsidiary shall remain at all times up to and including the Effective Date a wholly- owned Subsidiary of the Acquiror. This letter agreement shall not be otherwise assignable by any party to this letter agreement without the prior written consent of the other party hereto. This letter agreement shall be binding upon the undersigned and the Acquiror and upon their respective successors and permitted assigns.

The undersigned acknowledges and agrees that the Acquiror may be damaged irreparably in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the undersigned agrees that, without the requirement of posting a bond or other security, the Acquiror will be entitled to seek equitable relief, including injunctive relief and specific performance, and the undersigned shall not object to the grant of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law.

This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with the Acquiror's understanding and is agreed by the Acquiror, please signify the Acquiror's acceptance by executing the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Acquiror and return the same to the undersigned, upon which the letter agreement as so accepted shall constitute an agreement among the Acquiror and the undersigned.

[The remainder of this page is intentionally left blank; signature page follows.]

Yours truly,

by:	(signed) "Alison Dwoskin"
(Signature)

Alison Dwoskin

(Print Name)

[Redacted - Personal Information]

(Place of Residency)

Vice President, Investor Relations

(Title)

Address:

[Redacted - Personal Information]

[Signature Page - Voting and Support Agreement]

HUDBAY MINERALS INC.

Per:	(signed) "Peter Kukielski"
Name: Peter Kukielski
Title: President and Chief Executive Officer

[Signature Page - Voting and Support Agreement]

EXHIBIT A

SUBJECT SECURITIES

Holder	Company Shares	Incentive Awards
		DSUs	RSUs	Options
Alison Dwoskin	178,827	-	21,434	151,126

March 1, 2026

TO: HUDBAY MINERALS INC. (THE "ACQUIROR")

Re: Support and Voting Agreement

BACKGROUND

The undersigned understands that Arizona Sonoran Copper Company Inc. (the "Company") and the Acquiror wish to enter into an arrangement agreement on the date hereof (the "Arrangement Agreement") contemplating the acquisition by the Acquiror of all of the issued and outstanding common shares of the Company (the "Company Shares") pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia), other than the Company Shares that the Acquiror already owns. The Company Shares and Incentive Awards beneficially owned by the undersigned as of the date hereof, together with any other securities of the Company directly or indirectly acquired by or issued to the undersigned during the term of this letter agreement, are collectively referred to herein as the "Subject Securities".

Capitalized terms used in this letter agreement and not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS

From the date hereof until the earlier of: (a) the Effective Time; (b) the date the Arrangement Agreement is terminated in accordance with its terms; (c) the date the Acquiror, without the consent of the undersigned, decreases the Consideration or changes the form of Consideration payable pursuant to the Arrangement Agreement in a manner that is adverse to the undersigned in its capacity as a securityholder of the Company (provided that, a decrease in the trading price of the Consideration Shares will not constitute a decrease in the Consideration) or the terms of the Arrangement Agreement are varied in a manner that is materially adverse to the undersigned in its capacity as a securityholder of the Company; and (d) the Outside Date (the earliest such date being the "Termination Date"), the undersigned agrees, in the undersigned's capacity as a securityholder and not in the undersigned's capacity as an officer, director or consultant of the Company (if applicable):

1. at any meeting of securityholders of the Company to be held to consider the Arrangement (including the Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change his, her or its vote in respect thereof) the Company Shares and any other securities entitled to be voted that are beneficially owned by the undersigned as of the record date for any such meeting: (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement; and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement;

2. no later than ten days prior to any meeting of securityholders of the Company, the undersigned is required to vote or cause to be voted Company Shares or other securities in accordance with paragraph 1 hereof, to deliver or to cause to be delivered to the Company or its transfer agent in accordance with the instructions to be set out in the management information circular or other disclosure document in connection with such meeting, duly executed proxies or voting instruction forms, as applicable, in respect of all of the Company Shares and any other securities required to be voted or caused to be voted at such meeting: (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution if it is a proposal put forward at such meeting and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement, and (ii) against any matter that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and (b) naming those individuals as may be designated by the Company in the management information circular or other disclosure document in connection with the meeting of securityholders of the Company at which the Arrangement Resolution or any other matter necessary for the consummation of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement will be voted on;

3. to notify the Acquiror promptly of any new Company Shares or Incentive Awards acquired by the undersigned after the execution of this letter agreement and, upon such acquisition, such new Company Shares or Incentive Awards shall automatically, and with no further action required, become Subject Securities and shall be subject to all of the terms and conditions of this letter agreement;

4. not to exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5. not to, directly or indirectly, or through any Representative, affiliate or otherwise, and not permit any such Person to: (i) solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to or disclosure of, any information, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer from any other Person that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; (ii) engage or participate in or otherwise facilitate any discussions or negotiations with any Person (other than Acquiror and its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; or (iii) accept or enter into, or publicly propose to accept or enter into, any Contract (including any letter of intent, agreement in principle, agreement, arrangement or understanding) relating to any Acquisition Proposal;

6. to immediately cease and cause his, her or its Representatives to cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than the Acquiror and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

7. not to requisition or join in the requisition of any meeting of the Shareholders for the purpose of considering any resolution in connection with an Acquisition Proposal, other than the resolution in respect of the Arrangement;

8. not to take any other action of any kind that might, directly or indirectly, reasonably be expected to interfere with the successful and timely completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and

9. except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of the Company or the exercise of other rights to purchase Company Shares, including any exercise of Incentive Awards, not to, directly or indirectly, without the prior written consent of the Acquiror, (a) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of, any of his, her or its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; or (b) agree to take any actions described in the foregoing clause (a), provided that the foregoing restrictions shall not prevent the undersigned from (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement, or (y) effecting a Transfer to a person controlled by the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement.

Notwithstanding any provision of this letter agreement to the contrary, the Acquiror acknowledges and agrees that the undersigned is executing this letter agreement and is bound hereunder solely in the undersigned's capacity as a securityholder of the Company. Without limiting the provisions of the Arrangement Agreement: (a) nothing contained in this letter agreement shall in any way limit or restrict any actions the undersigned may take in the undersigned's capacity as director, officer or consultant of the Company, or limit in any way whatsoever the exercise of the undersigned's fiduciary duties as director, officer or consultant of the Company; and (b) the undersigned will be entitled to exercise his, her or its rights under the terms of the Incentive Awards beneficially owned by the undersigned.

The undersigned agrees that the details of this letter agreement may be described in any press release, information circular or other communication prepared by the Company or the Acquiror in connection with the Arrangement and in any material change report prepared by the Company or the Acquiror in connection with the execution and delivery of this letter agreement and the undersigned further agrees to this letter agreement being made publicly available, including by filing on SEDAR+ and by any filings required under Securities Laws (including disclosure of the undersigned's identity and Subject Securities and the nature of the undersigned's commitments, arrangements and understandings under this letter agreement and any other information required by Law), in accordance with Securities Laws.

The undersigned hereby represents and warrants that: (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of his, her or its obligations hereunder will not constitute a violation or breach of, or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned is or will be a party and by which the undersigned will be bound at the time of such performance; (b) as of the date hereof, the undersigned is the legal and/or beneficial owner of all of the Subject Securities set forth in Exhibit A hereto, free and clear of any Liens, and such Subject Securities are the only securities of the Company owned, directly or indirectly, or over which control or direction is exercised by the undersigned; (c) the undersigned has sole dispositive power and the sole power to agree to the matters set forth in this letter agreement with respect to the Subject Securities, and none of the Subject Securities is subject to any agreement, arrangement or restriction with respect to the voting thereof, except as contemplated by this letter agreement; (d) no Person has any agreement or option, or any right or privilege (whether pre-emptive or contractual, or at Law), capable of becoming an agreement or option for the Transfer from the undersigned of any of the Subject Securities except pursuant to this letter agreement; (e) there is no suit, claim, action, litigation, arbitration or other proceeding in progress, pending or ongoing or, to the knowledge of the undersigned, threatened against or affecting the undersigned that would reasonably be expected to have an adverse impact on the validity of this letter agreement or any action taken or to be taken by the undersigned hereunder; (f) the undersigned has read this letter agreement in its entirety, understands it and agrees to be bound by its terms and conditions; (g) the undersigned has been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and (h) the undersigned is entering into this letter agreement voluntarily.

This letter agreement shall automatically terminate and be of no further force or effect upon the Termination Date.

This letter agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein and each of the parties hereto hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this letter agreement.

The Acquiror may assign all or any part of its rights under this letter agreement to, and its obligations under this letter agreement may be assumed by, a wholly-owned Subsidiary of the Acquiror, provided that if such assignment and/or assumption takes place, the Acquiror shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder and such Subsidiary shall remain at all times up to and including the Effective Date a wholly- owned Subsidiary of the Acquiror. This letter agreement shall not be otherwise assignable by any party to this letter agreement without the prior written consent of the other party hereto. This letter agreement shall be binding upon the undersigned and the Acquiror and upon their respective successors and permitted assigns.

The undersigned acknowledges and agrees that the Acquiror may be damaged irreparably in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the undersigned agrees that, without the requirement of posting a bond or other security, the Acquiror will be entitled to seek equitable relief, including injunctive relief and specific performance, and the undersigned shall not object to the grant of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law.

This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with the Acquiror's understanding and is agreed by the Acquiror, please signify the Acquiror's acceptance by executing the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Acquiror and return the same to the undersigned, upon which the letter agreement as so accepted shall constitute an agreement among the Acquiror and the undersigned.

[The remainder of this page is intentionally left blank; signature page follows.]

Yours truly,

by:	(signed) "David Charles Laing"
(Signature)

David Charles Laing

(Print Name)

[Redacted - Personal Information]

(Place of Residency)

Director

(Title)

Address:

[Redacted - Personal Information]

[Signature Page - Voting and Support Agreement]

HUDBAY MINERALS INC.

Per:	(signed) "Peter Kukielski"
Name: Peter Kukielski
Title: President and Chief Executive Officer

[Signature Page - Voting and Support Agreement]

EXHIBIT A

SUBJECT SECURITIES

Holder	Company Shares	Incentive Awards
		DSUs	RSUs	Options
David Charles Laing	138,381	234,987	-	427,067

March 1, 2026

TO: HUDBAY MINERALS INC. (THE "ACQUIROR")

Re: Support and Voting Agreement

BACKGROUND

The undersigned understands that Arizona Sonoran Copper Company Inc. (the "Company") and the Acquiror wish to enter into an arrangement agreement on the date hereof (the "Arrangement Agreement") contemplating the acquisition by the Acquiror of all of the issued and outstanding common shares of the Company (the "Company Shares") pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia), other than the Company Shares that the Acquiror already owns. The Company Shares and Incentive Awards beneficially owned by the undersigned as of the date hereof, together with any other securities of the Company directly or indirectly acquired by or issued to the undersigned during the term of this letter agreement, are collectively referred to herein as the "Subject Securities".

Capitalized terms used in this letter agreement and not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS

From the date hereof until the earlier of: (a) the Effective Time; (b) the date the Arrangement Agreement is terminated in accordance with its terms; (c) the date the Acquiror, without the consent of the undersigned, decreases the Consideration or changes the form of Consideration payable pursuant to the Arrangement Agreement in a manner that is adverse to the undersigned in its capacity as a securityholder of the Company (provided that, a decrease in the trading price of the Consideration Shares will not constitute a decrease in the Consideration) or the terms of the Arrangement Agreement are varied in a manner that is materially adverse to the undersigned in its capacity as a securityholder of the Company; and (d) the Outside Date (the earliest such date being the "Termination Date"), the undersigned agrees, in the undersigned's capacity as a securityholder and not in the undersigned's capacity as an officer, director or consultant of the Company (if applicable):

1. at any meeting of securityholders of the Company to be held to consider the Arrangement (including the Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change his, her or its vote in respect thereof) the Company Shares and any other securities entitled to be voted that are beneficially owned by the undersigned as of the record date for any such meeting: (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement; and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement;

2. no later than ten days prior to any meeting of securityholders of the Company, the undersigned is required to vote or cause to be voted Company Shares or other securities in accordance with paragraph 1 hereof, to deliver or to cause to be delivered to the Company or its transfer agent in accordance with the instructions to be set out in the management information circular or other disclosure document in connection with such meeting, duly executed proxies or voting instruction forms, as applicable, in respect of all of the Company Shares and any other securities required to be voted or caused to be voted at such meeting: (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution if it is a proposal put forward at such meeting and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement, and (ii) against any matter that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and (b) naming those individuals as may be designated by the Company in the management information circular or other disclosure document in connection with the meeting of securityholders of the Company at which the Arrangement Resolution or any other matter necessary for the consummation of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement will be voted on;

3. to notify the Acquiror promptly of any new Company Shares or Incentive Awards acquired by the undersigned after the execution of this letter agreement and, upon such acquisition, such new Company Shares or Incentive Awards shall automatically, and with no further action required, become Subject Securities and shall be subject to all of the terms and conditions of this letter agreement;

4. not to exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5. not to, directly or indirectly, or through any Representative, affiliate or otherwise, and not permit any such Person to: (i) solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to or disclosure of, any information, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer from any other Person that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; (ii) engage or participate in or otherwise facilitate any discussions or negotiations with any Person (other than Acquiror and its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; or (iii) accept or enter into, or publicly propose to accept or enter into, any Contract (including any letter of intent, agreement in principle, agreement, arrangement or understanding) relating to any Acquisition Proposal;

6. to immediately cease and cause his, her or its Representatives to cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than the Acquiror and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

7. not to requisition or join in the requisition of any meeting of the Shareholders for the purpose of considering any resolution in connection with an Acquisition Proposal, other than the resolution in respect of the Arrangement;

8. not to take any other action of any kind that might, directly or indirectly, reasonably be expected to interfere with the successful and timely completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and

9. except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of the Company or the exercise of other rights to purchase Company Shares, including any exercise of Incentive Awards, not to, directly or indirectly, without the prior written consent of the Acquiror, (a) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of, any of his, her or its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; or (b) agree to take any actions described in the foregoing clause (a), provided that the foregoing restrictions shall not prevent the undersigned from (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement, or (y) effecting a Transfer to a person controlled by the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement.

Notwithstanding any provision of this letter agreement to the contrary, the Acquiror acknowledges and agrees that the undersigned is executing this letter agreement and is bound hereunder solely in the undersigned's capacity as a securityholder of the Company. Without limiting the provisions of the Arrangement Agreement: (a) nothing contained in this letter agreement shall in any way limit or restrict any actions the undersigned may take in the undersigned's capacity as director, officer or consultant of the Company, or limit in any way whatsoever the exercise of the undersigned's fiduciary duties as director, officer or consultant of the Company; and (b) the undersigned will be entitled to exercise his, her or its rights under the terms of the Incentive Awards beneficially owned by the undersigned.

The undersigned agrees that the details of this letter agreement may be described in any press release, information circular or other communication prepared by the Company or the Acquiror in connection with the Arrangement and in any material change report prepared by the Company or the Acquiror in connection with the execution and delivery of this letter agreement and the undersigned further agrees to this letter agreement being made publicly available, including by filing on SEDAR+ and by any filings required under Securities Laws (including disclosure of the undersigned's identity and Subject Securities and the nature of the undersigned's commitments, arrangements and understandings under this letter agreement and any other information required by Law), in accordance with Securities Laws.

The undersigned hereby represents and warrants that: (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of his, her or its obligations hereunder will not constitute a violation or breach of, or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned is or will be a party and by which the undersigned will be bound at the time of such performance; (b) as of the date hereof, the undersigned is the legal and/or beneficial owner of all of the Subject Securities set forth in Exhibit A hereto, free and clear of any Liens, and such Subject Securities are the only securities of the Company owned, directly or indirectly, or over which control or direction is exercised by the undersigned; (c) the undersigned has sole dispositive power and the sole power to agree to the matters set forth in this letter agreement with respect to the Subject Securities, and none of the Subject Securities is subject to any agreement, arrangement or restriction with respect to the voting thereof, except as contemplated by this letter agreement; (d) no Person has any agreement or option, or any right or privilege (whether pre-emptive or contractual, or at Law), capable of becoming an agreement or option for the Transfer from the undersigned of any of the Subject Securities except pursuant to this letter agreement; (e) there is no suit, claim, action, litigation, arbitration or other proceeding in progress, pending or ongoing or, to the knowledge of the undersigned, threatened against or affecting the undersigned that would reasonably be expected to have an adverse impact on the validity of this letter agreement or any action taken or to be taken by the undersigned hereunder; (f) the undersigned has read this letter agreement in its entirety, understands it and agrees to be bound by its terms and conditions; (g) the undersigned has been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and (h) the undersigned is entering into this letter agreement voluntarily.

This letter agreement shall automatically terminate and be of no further force or effect upon the Termination Date.

This letter agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein and each of the parties hereto hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this letter agreement.

The Acquiror may assign all or any part of its rights under this letter agreement to, and its obligations under this letter agreement may be assumed by, a wholly-owned Subsidiary of the Acquiror, provided that if such assignment and/or assumption takes place, the Acquiror shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder and such Subsidiary shall remain at all times up to and including the Effective Date a wholly- owned Subsidiary of the Acquiror. This letter agreement shall not be otherwise assignable by any party to this letter agreement without the prior written consent of the other party hereto. This letter agreement shall be binding upon the undersigned and the Acquiror and upon their respective successors and permitted assigns.

The undersigned acknowledges and agrees that the Acquiror may be damaged irreparably in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the undersigned agrees that, without the requirement of posting a bond or other security, the Acquiror will be entitled to seek equitable relief, including injunctive relief and specific performance, and the undersigned shall not object to the grant of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law.

This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with the Acquiror's understanding and is agreed by the Acquiror, please signify the Acquiror's acceptance by executing the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Acquiror and return the same to the undersigned, upon which the letter agreement as so accepted shall constitute an agreement among the Acquiror and the undersigned.

[The remainder of this page is intentionally left blank; signature page follows.]

Yours truly,

by:	(signed) "George O'Neil Ogilvie"
(Signature)

George O'Neil Ogilvie

(Print Name)

[Redacted - Personal Information]

(Place of Residency)

President, Chief Executive Officer and Director

(Title)

Address:

[Redacted - Personal Information]

[Signature Page - Voting and Support Agreement]

HUDBAY MINERALS INC.

Per:	(signed) "Peter Kukielski"
Name: Peter Kukielski
Title: President and Chief Executive Officer

[Signature Page - Voting and Support Agreement]

EXHIBIT A

SUBJECT SECURITIES

Holder	Company Shares	Incentive Awards
		DSUs	RSUs	Options
George O'Neil Ogilvie	312,934	-	276,588	1,645,912
The 2016 Ogilvie Family Trust	1,054,419	-	-	-

March 1, 2026

TO: HUDBAY MINERALS INC. (THE "ACQUIROR")

Re: Support and Voting Agreement

BACKGROUND

The undersigned understands that Arizona Sonoran Copper Company Inc. (the "Company") and the Acquiror wish to enter into an arrangement agreement on the date hereof (the "Arrangement Agreement") contemplating the acquisition by the Acquiror of all of the issued and outstanding common shares of the Company (the "Company Shares") pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia), other than the Company Shares that the Acquiror already owns. The Company Shares and Incentive Awards beneficially owned by the undersigned as of the date hereof, together with any other securities of the Company directly or indirectly acquired by or issued to the undersigned during the term of this letter agreement, are collectively referred to herein as the "Subject Securities".

Capitalized terms used in this letter agreement and not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS

From the date hereof until the earlier of: (a) the Effective Time; (b) the date the Arrangement Agreement is terminated in accordance with its terms; (c) the date the Acquiror, without the consent of the undersigned, decreases the Consideration or changes the form of Consideration payable pursuant to the Arrangement Agreement in a manner that is adverse to the undersigned in its capacity as a securityholder of the Company (provided that, a decrease in the trading price of the Consideration Shares will not constitute a decrease in the Consideration) or the terms of the Arrangement Agreement are varied in a manner that is materially adverse to the undersigned in its capacity as a securityholder of the Company; and (d) the Outside Date (the earliest such date being the "Termination Date"), the undersigned agrees, in the undersigned's capacity as a securityholder and not in the undersigned's capacity as an officer, director or consultant of the Company (if applicable):

1. at any meeting of securityholders of the Company to be held to consider the Arrangement (including the Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change his, her or its vote in respect thereof) the Company Shares and any other securities entitled to be voted that are beneficially owned by the undersigned as of the record date for any such meeting: (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement; and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement;

2. no later than ten days prior to any meeting of securityholders of the Company, the undersigned is required to vote or cause to be voted Company Shares or other securities in accordance with paragraph 1 hereof, to deliver or to cause to be delivered to the Company or its transfer agent in accordance with the instructions to be set out in the management information circular or other disclosure document in connection with such meeting, duly executed proxies or voting instruction forms, as applicable, in respect of all of the Company Shares and any other securities required to be voted or caused to be voted at such meeting: (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution if it is a proposal put forward at such meeting and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement, and (ii) against any matter that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and (b) naming those individuals as may be designated by the Company in the management information circular or other disclosure document in connection with the meeting of securityholders of the Company at which the Arrangement Resolution or any other matter necessary for the consummation of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement will be voted on;

3. to notify the Acquiror promptly of any new Company Shares or Incentive Awards acquired by the undersigned after the execution of this letter agreement and, upon such acquisition, such new Company Shares or Incentive Awards shall automatically, and with no further action required, become Subject Securities and shall be subject to all of the terms and conditions of this letter agreement;

4. not to exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5. not to, directly or indirectly, or through any Representative, affiliate or otherwise, and not permit any such Person to: (i) solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to or disclosure of, any information, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer from any other Person that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; (ii) engage or participate in or otherwise facilitate any discussions or negotiations with any Person (other than Acquiror and its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; or (iii) accept or enter into, or publicly propose to accept or enter into, any Contract (including any letter of intent, agreement in principle, agreement, arrangement or understanding) relating to any Acquisition Proposal;

6. to immediately cease and cause his, her or its Representatives to cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than the Acquiror and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

7. not to requisition or join in the requisition of any meeting of the Shareholders for the purpose of considering any resolution in connection with an Acquisition Proposal, other than the resolution in respect of the Arrangement;

8. not to take any other action of any kind that might, directly or indirectly, reasonably be expected to interfere with the successful and timely completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and

9. except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of the Company or the exercise of other rights to purchase Company Shares, including any exercise of Incentive Awards, not to, directly or indirectly, without the prior written consent of the Acquiror, (a) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of, any of his, her or its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; or (b) agree to take any actions described in the foregoing clause (a), provided that the foregoing restrictions shall not prevent the undersigned from (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement, or (y) effecting a Transfer to a person controlled by the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement.

Notwithstanding any provision of this letter agreement to the contrary, the Acquiror acknowledges and agrees that the undersigned is executing this letter agreement and is bound hereunder solely in the undersigned's capacity as a securityholder of the Company. Without limiting the provisions of the Arrangement Agreement: (a) nothing contained in this letter agreement shall in any way limit or restrict any actions the undersigned may take in the undersigned's capacity as director, officer or consultant of the Company, or limit in any way whatsoever the exercise of the undersigned's fiduciary duties as director, officer or consultant of the Company; and (b) the undersigned will be entitled to exercise his, her or its rights under the terms of the Incentive Awards beneficially owned by the undersigned.

The undersigned agrees that the details of this letter agreement may be described in any press release, information circular or other communication prepared by the Company or the Acquiror in connection with the Arrangement and in any material change report prepared by the Company or the Acquiror in connection with the execution and delivery of this letter agreement and the undersigned further agrees to this letter agreement being made publicly available, including by filing on SEDAR+ and by any filings required under Securities Laws (including disclosure of the undersigned's identity and Subject Securities and the nature of the undersigned's commitments, arrangements and understandings under this letter agreement and any other information required by Law), in accordance with Securities Laws.

The undersigned hereby represents and warrants that: (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of his, her or its obligations hereunder will not constitute a violation or breach of, or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned is or will be a party and by which the undersigned will be bound at the time of such performance; (b) as of the date hereof, the undersigned is the legal and/or beneficial owner of all of the Subject Securities set forth in Exhibit A hereto, free and clear of any Liens, and such Subject Securities are the only securities of the Company owned, directly or indirectly, or over which control or direction is exercised by the undersigned; (c) the undersigned has sole dispositive power and the sole power to agree to the matters set forth in this letter agreement with respect to the Subject Securities, and none of the Subject Securities is subject to any agreement, arrangement or restriction with respect to the voting thereof, except as contemplated by this letter agreement; (d) no Person has any agreement or option, or any right or privilege (whether pre-emptive or contractual, or at Law), capable of becoming an agreement or option for the Transfer from the undersigned of any of the Subject Securities except pursuant to this letter agreement; (e) there is no suit, claim, action, litigation, arbitration or other proceeding in progress, pending or ongoing or, to the knowledge of the undersigned, threatened against or affecting the undersigned that would reasonably be expected to have an adverse impact on the validity of this letter agreement or any action taken or to be taken by the undersigned hereunder; (f) the undersigned has read this letter agreement in its entirety, understands it and agrees to be bound by its terms and conditions; (g) the undersigned has been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and (h) the undersigned is entering into this letter agreement voluntarily.

This letter agreement shall automatically terminate and be of no further force or effect upon the Termination Date.

This letter agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein and each of the parties hereto hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this letter agreement.

The Acquiror may assign all or any part of its rights under this letter agreement to, and its obligations under this letter agreement may be assumed by, a wholly-owned Subsidiary of the Acquiror, provided that if such assignment and/or assumption takes place, the Acquiror shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder and such Subsidiary shall remain at all times up to and including the Effective Date a wholly- owned Subsidiary of the Acquiror. This letter agreement shall not be otherwise assignable by any party to this letter agreement without the prior written consent of the other party hereto. This letter agreement shall be binding upon the undersigned and the Acquiror and upon their respective successors and permitted assigns.

The undersigned acknowledges and agrees that the Acquiror may be damaged irreparably in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the undersigned agrees that, without the requirement of posting a bond or other security, the Acquiror will be entitled to seek equitable relief, including injunctive relief and specific performance, and the undersigned shall not object to the grant of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law.

This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with the Acquiror's understanding and is agreed by the Acquiror, please signify the Acquiror's acceptance by executing the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Acquiror and return the same to the undersigned, upon which the letter agreement as so accepted shall constitute an agreement among the Acquiror and the undersigned.

[The remainder of this page is intentionally left blank; signature page follows.]

Yours truly,

by:	(signed) "Harold Bernard Loyer"
(Signature)

Harold Bernard Loyer

(Print Name)

[Redacted - Personal Information]

(Place of Residency)

Senior Vice President, Projects

(Title)

Address:

[Redacted - Personal Information]

[Signature Page - Voting and Support Agreement]

HUDBAY MINERALS INC.

Per:	(signed) "Peter Kukielski"
Name: Peter Kukielski
Title: President and Chief Executive Officer

[Signature Page - Voting and Support Agreement]

EXHIBIT A

SUBJECT SECURITIES

Holder	Company Shares	Incentive Awards
		DSUs	RSUs	Options
Harold Bernard Loyer	176,263	-	144,848	943,033

March 1, 2026

TO: HUDBAY MINERALS INC. (THE "ACQUIROR")

Re: Support and Voting Agreement

BACKGROUND

The undersigned understands that Arizona Sonoran Copper Company Inc. (the "Company") and the Acquiror wish to enter into an arrangement agreement on the date hereof (the "Arrangement Agreement") contemplating the acquisition by the Acquiror of all of the issued and outstanding common shares of the Company (the "Company Shares") pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia), other than the Company Shares that the Acquiror already owns. The Company Shares and Incentive Awards beneficially owned by the undersigned as of the date hereof, together with any other securities of the Company directly or indirectly acquired by or issued to the undersigned during the term of this letter agreement, are collectively referred to herein as the "Subject Securities".

Capitalized terms used in this letter agreement and not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS

From the date hereof until the earlier of: (a) the Effective Time; (b) the date the Arrangement Agreement is terminated in accordance with its terms; (c) the date the Acquiror, without the consent of the undersigned, decreases the Consideration or changes the form of Consideration payable pursuant to the Arrangement Agreement in a manner that is adverse to the undersigned in its capacity as a securityholder of the Company (provided that, a decrease in the trading price of the Consideration Shares will not constitute a decrease in the Consideration) or the terms of the Arrangement Agreement are varied in a manner that is materially adverse to the undersigned in its capacity as a securityholder of the Company; and (d) the Outside Date (the earliest such date being the "Termination Date"), the undersigned agrees, in the undersigned's capacity as a securityholder and not in the undersigned's capacity as an officer, director or consultant of the Company (if applicable):

1. at any meeting of securityholders of the Company to be held to consider the Arrangement (including the Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change his, her or its vote in respect thereof) the Company Shares and any other securities entitled to be voted that are beneficially owned by the undersigned as of the record date for any such meeting: (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement; and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement;

2. no later than ten days prior to any meeting of securityholders of the Company, the undersigned is required to vote or cause to be voted Company Shares or other securities in accordance with paragraph 1 hereof, to deliver or to cause to be delivered to the Company or its transfer agent in accordance with the instructions to be set out in the management information circular or other disclosure document in connection with such meeting, duly executed proxies or voting instruction forms, as applicable, in respect of all of the Company Shares and any other securities required to be voted or caused to be voted at such meeting: (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution if it is a proposal put forward at such meeting and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement, and (ii) against any matter that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and (b) naming those individuals as may be designated by the Company in the management information circular or other disclosure document in connection with the meeting of securityholders of the Company at which the Arrangement Resolution or any other matter necessary for the consummation of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement will be voted on;

3. to notify the Acquiror promptly of any new Company Shares or Incentive Awards acquired by the undersigned after the execution of this letter agreement and, upon such acquisition, such new Company Shares or Incentive Awards shall automatically, and with no further action required, become Subject Securities and shall be subject to all of the terms and conditions of this letter agreement;

4. not to exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5. not to, directly or indirectly, or through any Representative, affiliate or otherwise, and not permit any such Person to: (i) solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to or disclosure of, any information, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer from any other Person that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; (ii) engage or participate in or otherwise facilitate any discussions or negotiations with any Person (other than Acquiror and its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; or (iii) accept or enter into, or publicly propose to accept or enter into, any Contract (including any letter of intent, agreement in principle, agreement, arrangement or understanding) relating to any Acquisition Proposal;

6. to immediately cease and cause his, her or its Representatives to cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than the Acquiror and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

7. not to requisition or join in the requisition of any meeting of the Shareholders for the purpose of considering any resolution in connection with an Acquisition Proposal, other than the resolution in respect of the Arrangement;

8. not to take any other action of any kind that might, directly or indirectly, reasonably be expected to interfere with the successful and timely completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and

9. except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of the Company or the exercise of other rights to purchase Company Shares, including any exercise of Incentive Awards, not to, directly or indirectly, without the prior written consent of the Acquiror, (a) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of, any of his, her or its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; or (b) agree to take any actions described in the foregoing clause (a), provided that the foregoing restrictions shall not prevent the undersigned from (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement, or (y) effecting a Transfer to a person controlled by the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement.

Notwithstanding any provision of this letter agreement to the contrary, the Acquiror acknowledges and agrees that the undersigned is executing this letter agreement and is bound hereunder solely in the undersigned's capacity as a securityholder of the Company. Without limiting the provisions of the Arrangement Agreement: (a) nothing contained in this letter agreement shall in any way limit or restrict any actions the undersigned may take in the undersigned's capacity as director, officer or consultant of the Company, or limit in any way whatsoever the exercise of the undersigned's fiduciary duties as director, officer or consultant of the Company; and (b) the undersigned will be entitled to exercise his, her or its rights under the terms of the Incentive Awards beneficially owned by the undersigned.

The undersigned agrees that the details of this letter agreement may be described in any press release, information circular or other communication prepared by the Company or the Acquiror in connection with the Arrangement and in any material change report prepared by the Company or the Acquiror in connection with the execution and delivery of this letter agreement and the undersigned further agrees to this letter agreement being made publicly available, including by filing on SEDAR+ and by any filings required under Securities Laws (including disclosure of the undersigned's identity and Subject Securities and the nature of the undersigned's commitments, arrangements and understandings under this letter agreement and any other information required by Law), in accordance with Securities Laws.

The undersigned hereby represents and warrants that: (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of his, her or its obligations hereunder will not constitute a violation or breach of, or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned is or will be a party and by which the undersigned will be bound at the time of such performance; (b) as of the date hereof, the undersigned is the legal and/or beneficial owner of all of the Subject Securities set forth in Exhibit A hereto, free and clear of any Liens, and such Subject Securities are the only securities of the Company owned, directly or indirectly, or over which control or direction is exercised by the undersigned; (c) the undersigned has sole dispositive power and the sole power to agree to the matters set forth in this letter agreement with respect to the Subject Securities, and none of the Subject Securities is subject to any agreement, arrangement or restriction with respect to the voting thereof, except as contemplated by this letter agreement; (d) no Person has any agreement or option, or any right or privilege (whether pre-emptive or contractual, or at Law), capable of becoming an agreement or option for the Transfer from the undersigned of any of the Subject Securities except pursuant to this letter agreement; (e) there is no suit, claim, action, litigation, arbitration or other proceeding in progress, pending or ongoing or, to the knowledge of the undersigned, threatened against or affecting the undersigned that would reasonably be expected to have an adverse impact on the validity of this letter agreement or any action taken or to be taken by the undersigned hereunder; (f) the undersigned has read this letter agreement in its entirety, understands it and agrees to be bound by its terms and conditions; (g) the undersigned has been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and (h) the undersigned is entering into this letter agreement voluntarily.

This letter agreement shall automatically terminate and be of no further force or effect upon the Termination Date.

This letter agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein and each of the parties hereto hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this letter agreement.

The Acquiror may assign all or any part of its rights under this letter agreement to, and its obligations under this letter agreement may be assumed by, a wholly-owned Subsidiary of the Acquiror, provided that if such assignment and/or assumption takes place, the Acquiror shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder and such Subsidiary shall remain at all times up to and including the Effective Date a wholly- owned Subsidiary of the Acquiror. This letter agreement shall not be otherwise assignable by any party to this letter agreement without the prior written consent of the other party hereto. This letter agreement shall be binding upon the undersigned and the Acquiror and upon their respective successors and permitted assigns.

The undersigned acknowledges and agrees that the Acquiror may be damaged irreparably in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the undersigned agrees that, without the requirement of posting a bond or other security, the Acquiror will be entitled to seek equitable relief, including injunctive relief and specific performance, and the undersigned shall not object to the grant of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law.

This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with the Acquiror's understanding and is agreed by the Acquiror, please signify the Acquiror's acceptance by executing the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Acquiror and return the same to the undersigned, upon which the letter agreement as so accepted shall constitute an agreement among the Acquiror and the undersigned.

[The remainder of this page is intentionally left blank; signature page follows.]

Yours truly,

by:	(signed) "Isabella Bertani"
(Signature)

Isabella Bertani

(Print Name)

[Redacted - Personal Information]

(Place of Residency)

Director

(Title)

Address:

[Redacted - Personal Information]

[Signature Page - Voting and Support Agreement]

HUDBAY MINERALS INC.

Per:	(signed) "Peter Kukielski"
Name: Peter Kukielski
Title: President and Chief Executive Officer

[Signature Page - Voting and Support Agreement]

EXHIBIT A

SUBJECT SECURITIES

Holder	Company Shares	Incentive Awards
		DSUs	RSUs	Options
Isabella Bertani	-	100,695	-	270,072

March 1, 2026

TO: HUDBAY MINERALS INC. (THE "ACQUIROR")

Re: Support and Voting Agreement

BACKGROUND

The undersigned understands that Arizona Sonoran Copper Company Inc. (the "Company") and the Acquiror wish to enter into an arrangement agreement on the date hereof (the "Arrangement Agreement") contemplating the acquisition by the Acquiror of all of the issued and outstanding common shares of the Company (the "Company Shares") pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia), other than the Company Shares that the Acquiror already owns. The Company Shares and Incentive Awards beneficially owned by the undersigned as of the date hereof, together with any other securities of the Company directly or indirectly acquired by or issued to the undersigned during the term of this letter agreement, are collectively referred to herein as the "Subject Securities".

Capitalized terms used in this letter agreement and not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS

From the date hereof until the earlier of: (a) the Effective Time; (b) the date the Arrangement Agreement is terminated in accordance with its terms; (c) the date the Acquiror, without the consent of the undersigned, decreases the Consideration or changes the form of Consideration payable pursuant to the Arrangement Agreement in a manner that is adverse to the undersigned in its capacity as a securityholder of the Company (provided that, a decrease in the trading price of the Consideration Shares will not constitute a decrease in the Consideration) or the terms of the Arrangement Agreement are varied in a manner that is materially adverse to the undersigned in its capacity as a securityholder of the Company; and (d) the Outside Date (the earliest such date being the "Termination Date"), the undersigned agrees, in the undersigned's capacity as a securityholder and not in the undersigned's capacity as an officer, director or consultant of the Company (if applicable):

1. at any meeting of securityholders of the Company to be held to consider the Arrangement (including the Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change his, her or its vote in respect thereof) the Company Shares and any other securities entitled to be voted that are beneficially owned by the undersigned as of the record date for any such meeting: (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement; and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement;

2. no later than ten days prior to any meeting of securityholders of the Company, the undersigned is required to vote or cause to be voted Company Shares or other securities in accordance with paragraph 1 hereof, to deliver or to cause to be delivered to the Company or its transfer agent in accordance with the instructions to be set out in the management information circular or other disclosure document in connection with such meeting, duly executed proxies or voting instruction forms, as applicable, in respect of all of the Company Shares and any other securities required to be voted or caused to be voted at such meeting: (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution if it is a proposal put forward at such meeting and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement, and (ii) against any matter that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and (b) naming those individuals as may be designated by the Company in the management information circular or other disclosure document in connection with the meeting of securityholders of the Company at which the Arrangement Resolution or any other matter necessary for the consummation of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement will be voted on;

3. to notify the Acquiror promptly of any new Company Shares or Incentive Awards acquired by the undersigned after the execution of this letter agreement and, upon such acquisition, such new Company Shares or Incentive Awards shall automatically, and with no further action required, become Subject Securities and shall be subject to all of the terms and conditions of this letter agreement;

4. not to exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5. not to, directly or indirectly, or through any Representative, affiliate or otherwise, and not permit any such Person to: (i) solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to or disclosure of, any information, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer from any other Person that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; (ii) engage or participate in or otherwise facilitate any discussions or negotiations with any Person (other than Acquiror and its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; or (iii) accept or enter into, or publicly propose to accept or enter into, any Contract (including any letter of intent, agreement in principle, agreement, arrangement or understanding) relating to any Acquisition Proposal;

6. to immediately cease and cause his, her or its Representatives to cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than the Acquiror and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

7. not to requisition or join in the requisition of any meeting of the Shareholders for the purpose of considering any resolution in connection with an Acquisition Proposal, other than the resolution in respect of the Arrangement;

8. not to take any other action of any kind that might, directly or indirectly, reasonably be expected to interfere with the successful and timely completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and

9. except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of the Company or the exercise of other rights to purchase Company Shares, including any exercise of Incentive Awards, not to, directly or indirectly, without the prior written consent of the Acquiror, (a) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of, any of his, her or its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; or (b) agree to take any actions described in the foregoing clause (a), provided that the foregoing restrictions shall not prevent the undersigned from (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement, or (y) effecting a Transfer to a person controlled by the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement.

Notwithstanding any provision of this letter agreement to the contrary, the Acquiror acknowledges and agrees that the undersigned is executing this letter agreement and is bound hereunder solely in the undersigned's capacity as a securityholder of the Company. Without limiting the provisions of the Arrangement Agreement: (a) nothing contained in this letter agreement shall in any way limit or restrict any actions the undersigned may take in the undersigned's capacity as director, officer or consultant of the Company, or limit in any way whatsoever the exercise of the undersigned's fiduciary duties as director, officer or consultant of the Company; and (b) the undersigned will be entitled to exercise his, her or its rights under the terms of the Incentive Awards beneficially owned by the undersigned.

The undersigned agrees that the details of this letter agreement may be described in any press release, information circular or other communication prepared by the Company or the Acquiror in connection with the Arrangement and in any material change report prepared by the Company or the Acquiror in connection with the execution and delivery of this letter agreement and the undersigned further agrees to this letter agreement being made publicly available, including by filing on SEDAR+ and by any filings required under Securities Laws (including disclosure of the undersigned's identity and Subject Securities and the nature of the undersigned's commitments, arrangements and understandings under this letter agreement and any other information required by Law), in accordance with Securities Laws.

The undersigned hereby represents and warrants that: (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of his, her or its obligations hereunder will not constitute a violation or breach of, or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned is or will be a party and by which the undersigned will be bound at the time of such performance; (b) as of the date hereof, the undersigned is the legal and/or beneficial owner of all of the Subject Securities set forth in Exhibit A hereto, free and clear of any Liens, and such Subject Securities are the only securities of the Company owned, directly or indirectly, or over which control or direction is exercised by the undersigned; (c) the undersigned has sole dispositive power and the sole power to agree to the matters set forth in this letter agreement with respect to the Subject Securities, and none of the Subject Securities is subject to any agreement, arrangement or restriction with respect to the voting thereof, except as contemplated by this letter agreement; (d) no Person has any agreement or option, or any right or privilege (whether pre-emptive or contractual, or at Law), capable of becoming an agreement or option for the Transfer from the undersigned of any of the Subject Securities except pursuant to this letter agreement; (e) there is no suit, claim, action, litigation, arbitration or other proceeding in progress, pending or ongoing or, to the knowledge of the undersigned, threatened against or affecting the undersigned that would reasonably be expected to have an adverse impact on the validity of this letter agreement or any action taken or to be taken by the undersigned hereunder; (f) the undersigned has read this letter agreement in its entirety, understands it and agrees to be bound by its terms and conditions; (g) the undersigned has been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and (h) the undersigned is entering into this letter agreement voluntarily.

This letter agreement shall automatically terminate and be of no further force or effect upon the Termination Date.

This letter agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein and each of the parties hereto hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this letter agreement.

The Acquiror may assign all or any part of its rights under this letter agreement to, and its obligations under this letter agreement may be assumed by, a wholly-owned Subsidiary of the Acquiror, provided that if such assignment and/or assumption takes place, the Acquiror shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder and such Subsidiary shall remain at all times up to and including the Effective Date a wholly- owned Subsidiary of the Acquiror. This letter agreement shall not be otherwise assignable by any party to this letter agreement without the prior written consent of the other party hereto. This letter agreement shall be binding upon the undersigned and the Acquiror and upon their respective successors and permitted assigns.

The undersigned acknowledges and agrees that the Acquiror may be damaged irreparably in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the undersigned agrees that, without the requirement of posting a bond or other security, the Acquiror will be entitled to seek equitable relief, including injunctive relief and specific performance, and the undersigned shall not object to the grant of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law.

This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with the Acquiror's understanding and is agreed by the Acquiror, please signify the Acquiror's acceptance by executing the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Acquiror and return the same to the undersigned, upon which the letter agreement as so accepted shall constitute an agreement among the Acquiror and the undersigned.

[The remainder of this page is intentionally left blank; signature page follows.]

Yours truly,

by:	(signed) "Kevin Canario"
(Signature)

Kevin Canario

(Print Name)

[Redacted - Personal Information]

(Place of Residency)

Director of Finance

(Title)

Address:

[Redacted - Personal Information]

[Signature Page - Voting and Support Agreement]

HUDBAY MINERALS INC.

Per:	(signed) "Peter Kukielski"
Name: Peter Kukielski
Title: President and Chief Executive Officer

[Signature Page - Voting and Support Agreement]

EXHIBIT A

SUBJECT SECURITIES

Holder	Company Shares	Incentive Awards
		DSUs	RSUs	Options
Kevin Canario	-	-	28,263	210,122

March 1, 2026

TO: HUDBAY MINERALS INC. (THE "ACQUIROR")

Re: Support and Voting Agreement

BACKGROUND

The undersigned understands that Arizona Sonoran Copper Company Inc. (the "Company") and the Acquiror wish to enter into an arrangement agreement on the date hereof (the "Arrangement Agreement") contemplating the acquisition by the Acquiror of all of the issued and outstanding common shares of the Company (the "Company Shares") pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia), other than the Company Shares that the Acquiror already owns. The Company Shares and Incentive Awards beneficially owned by the undersigned as of the date hereof, together with any other securities of the Company directly or indirectly acquired by or issued to the undersigned during the term of this letter agreement, are collectively referred to herein as the "Subject Securities".

Capitalized terms used in this letter agreement and not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS

From the date hereof until the earlier of: (a) the Effective Time; (b) the date the Arrangement Agreement is terminated in accordance with its terms; (c) the date the Acquiror, without the consent of the undersigned, decreases the Consideration or changes the form of Consideration payable pursuant to the Arrangement Agreement in a manner that is adverse to the undersigned in its capacity as a securityholder of the Company (provided that, a decrease in the trading price of the Consideration Shares will not constitute a decrease in the Consideration) or the terms of the Arrangement Agreement are varied in a manner that is materially adverse to the undersigned in its capacity as a securityholder of the Company; and (d) the Outside Date (the earliest such date being the "Termination Date"), the undersigned agrees, in the undersigned's capacity as a securityholder and not in the undersigned's capacity as an officer, director or consultant of the Company (if applicable):

1. at any meeting of securityholders of the Company to be held to consider the Arrangement (including the Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change his, her or its vote in respect thereof) the Company Shares and any other securities entitled to be voted that are beneficially owned by the undersigned as of the record date for any such meeting: (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement; and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement;

2. no later than ten days prior to any meeting of securityholders of the Company, the undersigned is required to vote or cause to be voted Company Shares or other securities in accordance with paragraph 1 hereof, to deliver or to cause to be delivered to the Company or its transfer agent in accordance with the instructions to be set out in the management information circular or other disclosure document in connection with such meeting, duly executed proxies or voting instruction forms, as applicable, in respect of all of the Company Shares and any other securities required to be voted or caused to be voted at such meeting: (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution if it is a proposal put forward at such meeting and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement, and (ii) against any matter that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and (b) naming those individuals as may be designated by the Company in the management information circular or other disclosure document in connection with the meeting of securityholders of the Company at which the Arrangement Resolution or any other matter necessary for the consummation of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement will be voted on;

3. to notify the Acquiror promptly of any new Company Shares or Incentive Awards acquired by the undersigned after the execution of this letter agreement and, upon such acquisition, such new Company Shares or Incentive Awards shall automatically, and with no further action required, become Subject Securities and shall be subject to all of the terms and conditions of this letter agreement;

4. not to exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5. not to, directly or indirectly, or through any Representative, affiliate or otherwise, and not permit any such Person to: (i) solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to or disclosure of, any information, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer from any other Person that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; (ii) engage or participate in or otherwise facilitate any discussions or negotiations with any Person (other than Acquiror and its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; or (iii) accept or enter into, or publicly propose to accept or enter into, any Contract (including any letter of intent, agreement in principle, agreement, arrangement or understanding) relating to any Acquisition Proposal;

6. to immediately cease and cause his, her or its Representatives to cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than the Acquiror and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

7. not to requisition or join in the requisition of any meeting of the Shareholders for the purpose of considering any resolution in connection with an Acquisition Proposal, other than the resolution in respect of the Arrangement;

8. not to take any other action of any kind that might, directly or indirectly, reasonably be expected to interfere with the successful and timely completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and

9. except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of the Company or the exercise of other rights to purchase Company Shares, including any exercise of Incentive Awards, not to, directly or indirectly, without the prior written consent of the Acquiror, (a) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of, any of his, her or its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; or (b) agree to take any actions described in the foregoing clause (a), provided that the foregoing restrictions shall not prevent the undersigned from (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement, or (y) effecting a Transfer to a person controlled by the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement.

Notwithstanding any provision of this letter agreement to the contrary, the Acquiror acknowledges and agrees that the undersigned is executing this letter agreement and is bound hereunder solely in the undersigned's capacity as a securityholder of the Company. Without limiting the provisions of the Arrangement Agreement: (a) nothing contained in this letter agreement shall in any way limit or restrict any actions the undersigned may take in the undersigned's capacity as director, officer or consultant of the Company, or limit in any way whatsoever the exercise of the undersigned's fiduciary duties as director, officer or consultant of the Company; and (b) the undersigned will be entitled to exercise his, her or its rights under the terms of the Incentive Awards beneficially owned by the undersigned.

The undersigned agrees that the details of this letter agreement may be described in any press release, information circular or other communication prepared by the Company or the Acquiror in connection with the Arrangement and in any material change report prepared by the Company or the Acquiror in connection with the execution and delivery of this letter agreement and the undersigned further agrees to this letter agreement being made publicly available, including by filing on SEDAR+ and by any filings required under Securities Laws (including disclosure of the undersigned's identity and Subject Securities and the nature of the undersigned's commitments, arrangements and understandings under this letter agreement and any other information required by Law), in accordance with Securities Laws.

The undersigned hereby represents and warrants that: (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of his, her or its obligations hereunder will not constitute a violation or breach of, or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned is or will be a party and by which the undersigned will be bound at the time of such performance; (b) as of the date hereof, the undersigned is the legal and/or beneficial owner of all of the Subject Securities set forth in Exhibit A hereto, free and clear of any Liens, and such Subject Securities are the only securities of the Company owned, directly or indirectly, or over which control or direction is exercised by the undersigned; (c) the undersigned has sole dispositive power and the sole power to agree to the matters set forth in this letter agreement with respect to the Subject Securities, and none of the Subject Securities is subject to any agreement, arrangement or restriction with respect to the voting thereof, except as contemplated by this letter agreement; (d) no Person has any agreement or option, or any right or privilege (whether pre-emptive or contractual, or at Law), capable of becoming an agreement or option for the Transfer from the undersigned of any of the Subject Securities except pursuant to this letter agreement; (e) there is no suit, claim, action, litigation, arbitration or other proceeding in progress, pending or ongoing or, to the knowledge of the undersigned, threatened against or affecting the undersigned that would reasonably be expected to have an adverse impact on the validity of this letter agreement or any action taken or to be taken by the undersigned hereunder; (f) the undersigned has read this letter agreement in its entirety, understands it and agrees to be bound by its terms and conditions; (g) the undersigned has been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and (h) the undersigned is entering into this letter agreement voluntarily.

This letter agreement shall automatically terminate and be of no further force or effect upon the Termination Date.

This letter agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein and each of the parties hereto hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this letter agreement.

The Acquiror may assign all or any part of its rights under this letter agreement to, and its obligations under this letter agreement may be assumed by, a wholly-owned Subsidiary of the Acquiror, provided that if such assignment and/or assumption takes place, the Acquiror shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder and such Subsidiary shall remain at all times up to and including the Effective Date a wholly- owned Subsidiary of the Acquiror. This letter agreement shall not be otherwise assignable by any party to this letter agreement without the prior written consent of the other party hereto. This letter agreement shall be binding upon the undersigned and the Acquiror and upon their respective successors and permitted assigns.

The undersigned acknowledges and agrees that the Acquiror may be damaged irreparably in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the undersigned agrees that, without the requirement of posting a bond or other security, the Acquiror will be entitled to seek equitable relief, including injunctive relief and specific performance, and the undersigned shall not object to the grant of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law.

This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with the Acquiror's understanding and is agreed by the Acquiror, please signify the Acquiror's acceptance by executing the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Acquiror and return the same to the undersigned, upon which the letter agreement as so accepted shall constitute an agreement among the Acquiror and the undersigned.

[The remainder of this page is intentionally left blank; signature page follows.]

Yours truly,

by:	(signed) "Nicholas James Hayduk"
(Signature)

Nicholas James Hayduk

(Print Name)

[Redacted - Personal Information]

(Place of Residency)

VP Corporate Development, General Counsel and Corporate Secretary

(Title)

Address:

[Redacted - Personal Information]

[Signature Page - Voting and Support Agreement]

HUDBAY MINERALS INC.

Per:	(signed) "Peter Kukielski"
Name: Peter Kukielski
Title: President and Chief Executive Officer

[Signature Page - Voting and Support Agreement]

EXHIBIT A
SUBJECT SECURITIES

Holder	Company Shares	Incentive Awards
		DSUs	RSUs	Options
Nicholas James Hayduk	148,965	-	6,804	297,309

March 1, 2026

TO: HUDBAY MINERALS INC. (THE "ACQUIROR")

Re: Support and Voting Agreement

BACKGROUND

The undersigned understands that Arizona Sonoran Copper Company Inc. (the "Company") and the Acquiror wish to enter into an arrangement agreement on the date hereof (the "Arrangement Agreement") contemplating the acquisition by the Acquiror of all of the issued and outstanding common shares of the Company (the "Company Shares") pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia), other than the Company Shares that the Acquiror already owns. The Company Shares and Incentive Awards beneficially owned by the undersigned as of the date hereof, together with any other securities of the Company directly or indirectly acquired by or issued to the undersigned during the term of this letter agreement, are collectively referred to herein as the "Subject Securities".

Capitalized terms used in this letter agreement and not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS

From the date hereof until the earlier of: (a) the Effective Time; (b) the date the Arrangement Agreement is terminated in accordance with its terms; (c) the date the Acquiror, without the consent of the undersigned, decreases the Consideration or changes the form of Consideration payable pursuant to the Arrangement Agreement in a manner that is adverse to the undersigned in its capacity as a securityholder of the Company (provided that, a decrease in the trading price of the Consideration Shares will not constitute a decrease in the Consideration) or the terms of the Arrangement Agreement are varied in a manner that is materially adverse to the undersigned in its capacity as a securityholder of the Company; and (d) the Outside Date (the earliest such date being the "Termination Date"), the undersigned agrees, in the undersigned's capacity as a securityholder and not in the undersigned's capacity as an officer, director or consultant of the Company (if applicable):

1. at any meeting of securityholders of the Company to be held to consider the Arrangement (including the Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change his, her or its vote in respect thereof) the Company Shares and any other securities entitled to be voted that are beneficially owned by the undersigned as of the record date for any such meeting: (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement; and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement;

2. no later than ten days prior to any meeting of securityholders of the Company, the undersigned is required to vote or cause to be voted Company Shares or other securities in accordance with paragraph 1 hereof, to deliver or to cause to be delivered to the Company or its transfer agent in accordance with the instructions to be set out in the management information circular or other disclosure document in connection with such meeting, duly executed proxies or voting instruction forms, as applicable, in respect of all of the Company Shares and any other securities required to be voted or caused to be voted at such meeting: (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution if it is a proposal put forward at such meeting and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement, and (ii) against any matter that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and (b) naming those individuals as may be designated by the Company in the management information circular or other disclosure document in connection with the meeting of securityholders of the Company at which the Arrangement Resolution or any other matter necessary for the consummation of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement will be voted on;

3. to notify the Acquiror promptly of any new Company Shares or Incentive Awards acquired by the undersigned after the execution of this letter agreement and, upon such acquisition, such new Company Shares or Incentive Awards shall automatically, and with no further action required, become Subject Securities and shall be subject to all of the terms and conditions of this letter agreement;

4. not to exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5. not to, directly or indirectly, or through any Representative, affiliate or otherwise, and not permit any such Person to: (i) solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to or disclosure of, any information, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer from any other Person that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; (ii) engage or participate in or otherwise facilitate any discussions or negotiations with any Person (other than Acquiror and its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; or (iii) accept or enter into, or publicly propose to accept or enter into, any Contract (including any letter of intent, agreement in principle, agreement, arrangement or understanding) relating to any Acquisition Proposal;

6. to immediately cease and cause his, her or its Representatives to cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than the Acquiror and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

7. not to requisition or join in the requisition of any meeting of the Shareholders for the purpose of considering any resolution in connection with an Acquisition Proposal, other than the resolution in respect of the Arrangement;

8. not to take any other action of any kind that might, directly or indirectly, reasonably be expected to interfere with the successful and timely completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and

9. except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of the Company or the exercise of other rights to purchase Company Shares, including any exercise of Incentive Awards, not to, directly or indirectly, without the prior written consent of the Acquiror, (a) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of, any of his, her or its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; or (b) agree to take any actions described in the foregoing clause (a), provided that the foregoing restrictions shall not prevent the undersigned from (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement, or (y) effecting a Transfer to a person controlled by the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement.

Notwithstanding any provision of this letter agreement to the contrary, the Acquiror acknowledges and agrees that the undersigned is executing this letter agreement and is bound hereunder solely in the undersigned's capacity as a securityholder of the Company. Without limiting the provisions of the Arrangement Agreement: (a) nothing contained in this letter agreement shall in any way limit or restrict any actions the undersigned may take in the undersigned's capacity as director, officer or consultant of the Company, or limit in any way whatsoever the exercise of the undersigned's fiduciary duties as director, officer or consultant of the Company; and (b) the undersigned will be entitled to exercise his, her or its rights under the terms of the Incentive Awards beneficially owned by the undersigned.

The undersigned agrees that the details of this letter agreement may be described in any press release, information circular or other communication prepared by the Company or the Acquiror in connection with the Arrangement and in any material change report prepared by the Company or the Acquiror in connection with the execution and delivery of this letter agreement and the undersigned further agrees to this letter agreement being made publicly available, including by filing on SEDAR+ and by any filings required under Securities Laws (including disclosure of the undersigned's identity and Subject Securities and the nature of the undersigned's commitments, arrangements and understandings under this letter agreement and any other information required by Law), in accordance with Securities Laws.

The undersigned hereby represents and warrants that: (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of his, her or its obligations hereunder will not constitute a violation or breach of, or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned is or will be a party and by which the undersigned will be bound at the time of such performance; (b) as of the date hereof, the undersigned is the legal and/or beneficial owner of all of the Subject Securities set forth in Exhibit A hereto, free and clear of any Liens, and such Subject Securities are the only securities of the Company owned, directly or indirectly, or over which control or direction is exercised by the undersigned; (c) the undersigned has sole dispositive power and the sole power to agree to the matters set forth in this letter agreement with respect to the Subject Securities, and none of the Subject Securities is subject to any agreement, arrangement or restriction with respect to the voting thereof, except as contemplated by this letter agreement; (d) no Person has any agreement or option, or any right or privilege (whether pre-emptive or contractual, or at Law), capable of becoming an agreement or option for the Transfer from the undersigned of any of the Subject Securities except pursuant to this letter agreement; (e) there is no suit, claim, action, litigation, arbitration or other proceeding in progress, pending or ongoing or, to the knowledge of the undersigned, threatened against or affecting the undersigned that would reasonably be expected to have an adverse impact on the validity of this letter agreement or any action taken or to be taken by the undersigned hereunder; (f) the undersigned has read this letter agreement in its entirety, understands it and agrees to be bound by its terms and conditions; (g) the undersigned has been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and (h) the undersigned is entering into this letter agreement voluntarily.

This letter agreement shall automatically terminate and be of no further force or effect upon the Termination Date.

This letter agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein and each of the parties hereto hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this letter agreement.

The Acquiror may assign all or any part of its rights under this letter agreement to, and its obligations under this letter agreement may be assumed by, a wholly-owned Subsidiary of the Acquiror, provided that if such assignment and/or assumption takes place, the Acquiror shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder and such Subsidiary shall remain at all times up to and including the Effective Date a wholly- owned Subsidiary of the Acquiror. This letter agreement shall not be otherwise assignable by any party to this letter agreement without the prior written consent of the other party hereto. This letter agreement shall be binding upon the undersigned and the Acquiror and upon their respective successors and permitted assigns.

The undersigned acknowledges and agrees that the Acquiror may be damaged irreparably in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the undersigned agrees that, without the requirement of posting a bond or other security, the Acquiror will be entitled to seek equitable relief, including injunctive relief and specific performance, and the undersigned shall not object to the grant of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law.

This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with the Acquiror's understanding and is agreed by the Acquiror, please signify the Acquiror's acceptance by executing the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Acquiror and return the same to the undersigned, upon which the letter agreement as so accepted shall constitute an agreement among the Acquiror and the undersigned.

[The remainder of this page is intentionally left blank; signature page follows.]

Yours truly,

by:	(signed) "Nicholas Nikolakakis"
(Signature)

Nicholas Nikolakakis

(Print Name)

[Redacted - Personal Information]

(Place of Residency)

VP Finance and Chief Financial Officer

(Title)

Address:

[Redacted - Personal Information]

[Signature Page - Voting and Support Agreement]

HUDBAY MINERALS INC.

Per:	(signed) "Peter Kukielski"
Name: Peter Kukielski
Title: President and Chief Executive Officer

[Signature Page - Voting and Support Agreement]

EXHIBIT A

SUBJECT SECURITIES

Holder	Company Shares	Incentive Awards
		DSUs	RSUs	Options
Nicholas Nikolakakis	49,567	-	230,357	1,390,751

March 1, 2026

TO: HUDBAY MINERALS INC. (THE "ACQUIROR")

Re: Support and Voting Agreement

BACKGROUND

The undersigned understands that Arizona Sonoran Copper Company Inc. (the "Company") and the Acquiror wish to enter into an arrangement agreement on the date hereof (the "Arrangement Agreement") contemplating the acquisition by the Acquiror of all of the issued and outstanding common shares of the Company (the "Company Shares") pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia), other than the Company Shares that the Acquiror already owns. The Company Shares and Incentive Awards beneficially owned by the undersigned as of the date hereof, together with any other securities of the Company directly or indirectly acquired by or issued to the undersigned during the term of this letter agreement, are collectively referred to herein as the "Subject Securities".

Capitalized terms used in this letter agreement and not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS

From the date hereof until the earlier of: (a) the Effective Time; (b) the date the Arrangement Agreement is terminated in accordance with its terms; (c) the date the Acquiror, without the consent of the undersigned, decreases the Consideration or changes the form of Consideration payable pursuant to the Arrangement Agreement in a manner that is adverse to the undersigned in its capacity as a securityholder of the Company (provided that, a decrease in the trading price of the Consideration Shares will not constitute a decrease in the Consideration) or the terms of the Arrangement Agreement are varied in a manner that is materially adverse to the undersigned in its capacity as a securityholder of the Company; and (d) the Outside Date (the earliest such date being the "Termination Date"), the undersigned agrees, in the undersigned's capacity as a securityholder and not in the undersigned's capacity as an officer, director or consultant of the Company (if applicable):

1. at any meeting of securityholders of the Company to be held to consider the Arrangement (including the Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change his, her or its vote in respect thereof) the Company Shares and any other securities entitled to be voted that are beneficially owned by the undersigned as of the record date for any such meeting: (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement; and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement;

2. no later than ten days prior to any meeting of securityholders of the Company, the undersigned is required to vote or cause to be voted Company Shares or other securities in accordance with paragraph 1 hereof, to deliver or to cause to be delivered to the Company or its transfer agent in accordance with the instructions to be set out in the management information circular or other disclosure document in connection with such meeting, duly executed proxies or voting instruction forms, as applicable, in respect of all of the Company Shares and any other securities required to be voted or caused to be voted at such meeting: (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution if it is a proposal put forward at such meeting and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement, and (ii) against any matter that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and (b) naming those individuals as may be designated by the Company in the management information circular or other disclosure document in connection with the meeting of securityholders of the Company at which the Arrangement Resolution or any other matter necessary for the consummation of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement will be voted on;

3. to notify the Acquiror promptly of any new Company Shares or Incentive Awards acquired by the undersigned after the execution of this letter agreement and, upon such acquisition, such new Company Shares or Incentive Awards shall automatically, and with no further action required, become Subject Securities and shall be subject to all of the terms and conditions of this letter agreement;

4. not to exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5. not to, directly or indirectly, or through any Representative, affiliate or otherwise, and not permit any such Person to: (i) solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to or disclosure of, any information, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer from any other Person that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; (ii) engage or participate in or otherwise facilitate any discussions or negotiations with any Person (other than Acquiror and its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; or (iii) accept or enter into, or publicly propose to accept or enter into, any Contract (including any letter of intent, agreement in principle, agreement, arrangement or understanding) relating to any Acquisition Proposal;

6. to immediately cease and cause his, her or its Representatives to cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than the Acquiror and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

7. not to requisition or join in the requisition of any meeting of the Shareholders for the purpose of considering any resolution in connection with an Acquisition Proposal, other than the resolution in respect of the Arrangement;

8. not to take any other action of any kind that might, directly or indirectly, reasonably be expected to interfere with the successful and timely completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and

9. except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of the Company or the exercise of other rights to purchase Company Shares, including any exercise of Incentive Awards, not to, directly or indirectly, without the prior written consent of the Acquiror, (a) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of, any of his, her or its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; or (b) agree to take any actions described in the foregoing clause (a), provided that the foregoing restrictions shall not prevent the undersigned from (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement, or (y) effecting a Transfer to a person controlled by the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement.

Notwithstanding any provision of this letter agreement to the contrary, the Acquiror acknowledges and agrees that the undersigned is executing this letter agreement and is bound hereunder solely in the undersigned's capacity as a securityholder of the Company. Without limiting the provisions of the Arrangement Agreement: (a) nothing contained in this letter agreement shall in any way limit or restrict any actions the undersigned may take in the undersigned's capacity as director, officer or consultant of the Company, or limit in any way whatsoever the exercise of the undersigned's fiduciary duties as director, officer or consultant of the Company; and (b) the undersigned will be entitled to exercise his, her or its rights under the terms of the Incentive Awards beneficially owned by the undersigned.

The undersigned agrees that the details of this letter agreement may be described in any press release, information circular or other communication prepared by the Company or the Acquiror in connection with the Arrangement and in any material change report prepared by the Company or the Acquiror in connection with the execution and delivery of this letter agreement and the undersigned further agrees to this letter agreement being made publicly available, including by filing on SEDAR+ and by any filings required under Securities Laws (including disclosure of the undersigned's identity and Subject Securities and the nature of the undersigned's commitments, arrangements and understandings under this letter agreement and any other information required by Law), in accordance with Securities Laws.

The undersigned hereby represents and warrants that: (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of his, her or its obligations hereunder will not constitute a violation or breach of, or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned is or will be a party and by which the undersigned will be bound at the time of such performance; (b) as of the date hereof, the undersigned is the legal and/or beneficial owner of all of the Subject Securities set forth in Exhibit A hereto, free and clear of any Liens, and such Subject Securities are the only securities of the Company owned, directly or indirectly, or over which control or direction is exercised by the undersigned; (c) the undersigned has sole dispositive power and the sole power to agree to the matters set forth in this letter agreement with respect to the Subject Securities, and none of the Subject Securities is subject to any agreement, arrangement or restriction with respect to the voting thereof, except as contemplated by this letter agreement; (d) no Person has any agreement or option, or any right or privilege (whether pre-emptive or contractual, or at Law), capable of becoming an agreement or option for the Transfer from the undersigned of any of the Subject Securities except pursuant to this letter agreement; (e) there is no suit, claim, action, litigation, arbitration or other proceeding in progress, pending or ongoing or, to the knowledge of the undersigned, threatened against or affecting the undersigned that would reasonably be expected to have an adverse impact on the validity of this letter agreement or any action taken or to be taken by the undersigned hereunder; (f) the undersigned has read this letter agreement in its entirety, understands it and agrees to be bound by its terms and conditions; (g) the undersigned has been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and (h) the undersigned is entering into this letter agreement voluntarily.

This letter agreement shall automatically terminate and be of no further force or effect upon the Termination Date.

This letter agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein and each of the parties hereto hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this letter agreement.

The Acquiror may assign all or any part of its rights under this letter agreement to, and its obligations under this letter agreement may be assumed by, a wholly-owned Subsidiary of the Acquiror, provided that if such assignment and/or assumption takes place, the Acquiror shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder and such Subsidiary shall remain at all times up to and including the Effective Date a wholly- owned Subsidiary of the Acquiror. This letter agreement shall not be otherwise assignable by any party to this letter agreement without the prior written consent of the other party hereto. This letter agreement shall be binding upon the undersigned and the Acquiror and upon their respective successors and permitted assigns.

The undersigned acknowledges and agrees that the Acquiror may be damaged irreparably in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the undersigned agrees that, without the requirement of posting a bond or other security, the Acquiror will be entitled to seek equitable relief, including injunctive relief and specific performance, and the undersigned shall not object to the grant of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law.

This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with the Acquiror's understanding and is agreed by the Acquiror, please signify the Acquiror's acceptance by executing the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Acquiror and return the same to the undersigned, upon which the letter agreement as so accepted shall constitute an agreement among the Acquiror and the undersigned.

[The remainder of this page is intentionally left blank; signature page follows.]

Yours truly,

by:	(signed) "Sarah Ann Strunk"
(Signature)

Sarah Ann Strunk

(Print Name)

[Redacted - Personal Information]

(Place of Residency)

Director

(Title)

Address:

[Redacted - Personal Information]

[Signature Page - Voting and Support Agreement]

HUDBAY MINERALS INC.

Per:	(signed) "Peter Kukielski"
Name: Peter Kukielski
Title: President and Chief Executive Officer

[Signature Page - Voting and Support Agreement]

EXHIBIT A

SUBJECT SECURITIES

Holder	Company Shares	Incentive Awards
		DSUs	RSUs	Options
Sarah Ann Strunk	5,000	180,051	-	323,631

March 1, 2026

TO: HUDBAY MINERALS INC. (THE "ACQUIROR")

Re: Support and Voting Agreement

BACKGROUND

The undersigned understands that Arizona Sonoran Copper Company Inc. (the "Company") and the Acquiror wish to enter into an arrangement agreement on the date hereof (the "Arrangement Agreement") contemplating the acquisition by the Acquiror of all of the issued and outstanding common shares of the Company (the "Company Shares") pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia), other than the Company Shares that the Acquiror already owns. The Company Shares and Incentive Awards beneficially owned by the undersigned as of the date hereof, together with any other securities of the Company directly or indirectly acquired by or issued to the undersigned during the term of this letter agreement, are collectively referred to herein as the "Subject Securities".

Capitalized terms used in this letter agreement and not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS

From the date hereof until the earlier of: (a) the Effective Time; (b) the date the Arrangement Agreement is terminated in accordance with its terms; (c) the date the Acquiror, without the consent of the undersigned, decreases the Consideration or changes the form of Consideration payable pursuant to the Arrangement Agreement in a manner that is adverse to the undersigned in its capacity as a securityholder of the Company (provided that, a decrease in the trading price of the Consideration Shares will not constitute a decrease in the Consideration) or the terms of the Arrangement Agreement are varied in a manner that is materially adverse to the undersigned in its capacity as a securityholder of the Company; and (d) the Outside Date (the earliest such date being the "Termination Date"), the undersigned agrees, in the undersigned's capacity as a securityholder and not in the undersigned's capacity as an officer, director or consultant of the Company (if applicable):

1. at any meeting of securityholders of the Company to be held to consider the Arrangement (including the Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change his, her or its vote in respect thereof) the Company Shares and any other securities entitled to be voted that are beneficially owned by the undersigned as of the record date for any such meeting: (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement; and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement;

2. no later than ten days prior to any meeting of securityholders of the Company, the undersigned is required to vote or cause to be voted Company Shares or other securities in accordance with paragraph 1 hereof, to deliver or to cause to be delivered to the Company or its transfer agent in accordance with the instructions to be set out in the management information circular or other disclosure document in connection with such meeting, duly executed proxies or voting instruction forms, as applicable, in respect of all of the Company Shares and any other securities required to be voted or caused to be voted at such meeting: (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution if it is a proposal put forward at such meeting and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement, and (ii) against any matter that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and (b) naming those individuals as may be designated by the Company in the management information circular or other disclosure document in connection with the meeting of securityholders of the Company at which the Arrangement Resolution or any other matter necessary for the consummation of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement will be voted on;

3. to notify the Acquiror promptly of any new Company Shares or Incentive Awards acquired by the undersigned after the execution of this letter agreement and, upon such acquisition, such new Company Shares or Incentive Awards shall automatically, and with no further action required, become Subject Securities and shall be subject to all of the terms and conditions of this letter agreement;

4. not to exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5. not to, directly or indirectly, or through any Representative, affiliate or otherwise, and not permit any such Person to: (i) solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to or disclosure of, any information, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer from any other Person that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; (ii) engage or participate in or otherwise facilitate any discussions or negotiations with any Person (other than Acquiror and its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; or (iii) accept or enter into, or publicly propose to accept or enter into, any Contract (including any letter of intent, agreement in principle, agreement, arrangement or understanding) relating to any Acquisition Proposal;

6. to immediately cease and cause his, her or its Representatives to cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than the Acquiror and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

7. not to requisition or join in the requisition of any meeting of the Shareholders for the purpose of considering any resolution in connection with an Acquisition Proposal, other than the resolution in respect of the Arrangement;

8. not to take any other action of any kind that might, directly or indirectly, reasonably be expected to interfere with the successful and timely completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and

9. except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of the Company or the exercise of other rights to purchase Company Shares, including any exercise of Incentive Awards, not to, directly or indirectly, without the prior written consent of the Acquiror, (a) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of, any of his, her or its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; or (b) agree to take any actions described in the foregoing clause (a), provided that the foregoing restrictions shall not prevent the undersigned from (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement, or (y) effecting a Transfer to a person controlled by the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement.

Notwithstanding any provision of this letter agreement to the contrary, the Acquiror acknowledges and agrees that the undersigned is executing this letter agreement and is bound hereunder solely in the undersigned's capacity as a securityholder of the Company. Without limiting the provisions of the Arrangement Agreement: (a) nothing contained in this letter agreement shall in any way limit or restrict any actions the undersigned may take in the undersigned's capacity as director, officer or consultant of the Company, or limit in any way whatsoever the exercise of the undersigned's fiduciary duties as director, officer or consultant of the Company; and (b) the undersigned will be entitled to exercise his, her or its rights under the terms of the Incentive Awards beneficially owned by the undersigned.

The undersigned agrees that the details of this letter agreement may be described in any press release, information circular or other communication prepared by the Company or the Acquiror in connection with the Arrangement and in any material change report prepared by the Company or the Acquiror in connection with the execution and delivery of this letter agreement and the undersigned further agrees to this letter agreement being made publicly available, including by filing on SEDAR+ and by any filings required under Securities Laws (including disclosure of the undersigned's identity and Subject Securities and the nature of the undersigned's commitments, arrangements and understandings under this letter agreement and any other information required by Law), in accordance with Securities Laws.

The undersigned hereby represents and warrants that: (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of his, her or its obligations hereunder will not constitute a violation or breach of, or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned is or will be a party and by which the undersigned will be bound at the time of such performance; (b) as of the date hereof, the undersigned is the legal and/or beneficial owner of all of the Subject Securities set forth in Exhibit A hereto, free and clear of any Liens, and such Subject Securities are the only securities of the Company owned, directly or indirectly, or over which control or direction is exercised by the undersigned; (c) the undersigned has sole dispositive power and the sole power to agree to the matters set forth in this letter agreement with respect to the Subject Securities, and none of the Subject Securities is subject to any agreement, arrangement or restriction with respect to the voting thereof, except as contemplated by this letter agreement; (d) no Person has any agreement or option, or any right or privilege (whether pre-emptive or contractual, or at Law), capable of becoming an agreement or option for the Transfer from the undersigned of any of the Subject Securities except pursuant to this letter agreement; (e) there is no suit, claim, action, litigation, arbitration or other proceeding in progress, pending or ongoing or, to the knowledge of the undersigned, threatened against or affecting the undersigned that would reasonably be expected to have an adverse impact on the validity of this letter agreement or any action taken or to be taken by the undersigned hereunder; (f) the undersigned has read this letter agreement in its entirety, understands it and agrees to be bound by its terms and conditions; (g) the undersigned has been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and (h) the undersigned is entering into this letter agreement voluntarily.

This letter agreement shall automatically terminate and be of no further force or effect upon the Termination Date.

This letter agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein and each of the parties hereto hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this letter agreement.

The Acquiror may assign all or any part of its rights under this letter agreement to, and its obligations under this letter agreement may be assumed by, a wholly-owned Subsidiary of the Acquiror, provided that if such assignment and/or assumption takes place, the Acquiror shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder and such Subsidiary shall remain at all times up to and including the Effective Date a wholly- owned Subsidiary of the Acquiror. This letter agreement shall not be otherwise assignable by any party to this letter agreement without the prior written consent of the other party hereto. This letter agreement shall be binding upon the undersigned and the Acquiror and upon their respective successors and permitted assigns.

The undersigned acknowledges and agrees that the Acquiror may be damaged irreparably in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the undersigned agrees that, without the requirement of posting a bond or other security, the Acquiror will be entitled to seek equitable relief, including injunctive relief and specific performance, and the undersigned shall not object to the grant of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law.

This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with the Acquiror's understanding and is agreed by the Acquiror, please signify the Acquiror's acceptance by executing the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Acquiror and return the same to the undersigned, upon which the letter agreement as so accepted shall constitute an agreement among the Acquiror and the undersigned.

[The remainder of this page is intentionally left blank; signature page follows.]

Yours truly,

by:	(signed) "Travis Snider"
(Signature)

Travis Snider

(Print Name)

[Redacted - Personal Information]

(Place of Residency)

VP Sustainability and External Relations

(Title)

Address:

[Redacted - Personal Information]

[Signature Page - Voting and Support Agreement]

HUDBAY MINERALS INC.

Per:	(signed) "Peter Kukielski"
Name: Peter Kukielski
Title: President and Chief Executive Officer

[Signature Page - Voting and Support Agreement]

EXHIBIT A

SUBJECT SECURITIES

Holder	Company Shares	Incentive Awards
		DSUs	RSUs	Options
Travis Snider	5,100	-	73,646	452,841

March 1, 2026

TO: HUDBAY MINERALS INC. (THE "ACQUIROR")

Re: Support and Voting Agreement

BACKGROUND

The undersigned understands that Arizona Sonoran Copper Company Inc. (the "Company") and the Acquiror wish to enter into an arrangement agreement on the date hereof (the "Arrangement Agreement") contemplating the acquisition by the Acquiror of all of the issued and outstanding common shares of the Company (the "Company Shares") pursuant to a plan of arrangement under the provisions of the Business Corporations Act (British Columbia), other than the Company Shares that the Acquiror already owns. The Company Shares and Incentive Awards beneficially owned by the undersigned as of the date hereof, together with any other securities of the Company directly or indirectly acquired by or issued to the undersigned during the term of this letter agreement, are collectively referred to herein as the "Subject Securities".

Capitalized terms used in this letter agreement and not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

REPRESENTATIONS, WARRANTIES AND AGREEMENTS

From the date hereof until the earlier of: (a) the Effective Time; (b) the date the Arrangement Agreement is terminated in accordance with its terms; (c) the date the Acquiror, without the consent of the undersigned, decreases the Consideration or changes the form of Consideration payable pursuant to the Arrangement Agreement in a manner that is adverse to the undersigned in its capacity as a securityholder of the Company (provided that, a decrease in the trading price of the Consideration Shares will not constitute a decrease in the Consideration) or the terms of the Arrangement Agreement are varied in a manner that is materially adverse to the undersigned in its capacity as a securityholder of the Company; and (d) the Outside Date (the earliest such date being the "Termination Date"), the undersigned agrees, in the undersigned's capacity as a securityholder and not in the undersigned's capacity as an officer, director or consultant of the Company (if applicable):

1. at any meeting of securityholders of the Company to be held to consider the Arrangement (including the Meeting) or any of the other transactions contemplated by the Arrangement Agreement, or any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) with respect to the Arrangement or any of the transactions contemplated by the Arrangement Agreement is sought, to attend (in person or by proxy) and be counted as present for purposes of establishing quorum and to vote or to cause to be voted (and not withdraw any proxies or change his, her or its vote in respect thereof) the Company Shares and any other securities entitled to be voted that are beneficially owned by the undersigned as of the record date for any such meeting: (a) in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement; and (b) against any resolution, action, proposal, transaction or agreement proposed by any other Person, that could reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement;

2. no later than ten days prior to any meeting of securityholders of the Company, the undersigned is required to vote or cause to be voted Company Shares or other securities in accordance with paragraph 1 hereof, to deliver or to cause to be delivered to the Company or its transfer agent in accordance with the instructions to be set out in the management information circular or other disclosure document in connection with such meeting, duly executed proxies or voting instruction forms, as applicable, in respect of all of the Company Shares and any other securities required to be voted or caused to be voted at such meeting: (a) instructing the holder thereof to vote (i) in favour of the Arrangement Resolution if it is a proposal put forward at such meeting and any other matter necessary for the consummation of the Arrangement and any of the other transactions contemplated by the Arrangement Agreement, and (ii) against any matter that would reasonably be expected to adversely affect or reduce the likelihood of the successful completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement, or delay or interfere with the completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and (b) naming those individuals as may be designated by the Company in the management information circular or other disclosure document in connection with the meeting of securityholders of the Company at which the Arrangement Resolution or any other matter necessary for the consummation of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement will be voted on;

3. to notify the Acquiror promptly of any new Company Shares or Incentive Awards acquired by the undersigned after the execution of this letter agreement and, upon such acquisition, such new Company Shares or Incentive Awards shall automatically, and with no further action required, become Subject Securities and shall be subject to all of the terms and conditions of this letter agreement;

4. not to exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

5. not to, directly or indirectly, or through any Representative, affiliate or otherwise, and not permit any such Person to: (i) solicit, assist, initiate, encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to or disclosure of, any information, facilities, books or records of the Company or any of its Subsidiaries) any inquiry, proposal or offer from any other Person that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; (ii) engage or participate in or otherwise facilitate any discussions or negotiations with any Person (other than Acquiror and its affiliates) in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; or (iii) accept or enter into, or publicly propose to accept or enter into, any Contract (including any letter of intent, agreement in principle, agreement, arrangement or understanding) relating to any Acquisition Proposal;

6. to immediately cease and cause his, her or its Representatives to cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than the Acquiror and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

7. not to requisition or join in the requisition of any meeting of the Shareholders for the purpose of considering any resolution in connection with an Acquisition Proposal, other than the resolution in respect of the Arrangement;

8. not to take any other action of any kind that might, directly or indirectly, reasonably be expected to interfere with the successful and timely completion of the Arrangement or any of the other transactions contemplated by the Arrangement Agreement; and

9. except as contemplated by the Arrangement Agreement or upon the settlement of awards or other securities of the Company or the exercise of other rights to purchase Company Shares, including any exercise of Incentive Awards, not to, directly or indirectly, without the prior written consent of the Acquiror, (a) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of, any of his, her or its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; or (b) agree to take any actions described in the foregoing clause (a), provided that the foregoing restrictions shall not prevent the undersigned from (x) effecting a Transfer of its Subject Securities to one or more corporations, family trusts, registered retirement savings plan accounts or other entity directly or indirectly owned or controlled by, or under common control with, the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement, or (y) effecting a Transfer to a person controlled by the undersigned who, prior to any such Transfer, executes an agreement in favour of the Acquiror in substantially the same form as this Agreement.

Notwithstanding any provision of this letter agreement to the contrary, the Acquiror acknowledges and agrees that the undersigned is executing this letter agreement and is bound hereunder solely in the undersigned's capacity as a securityholder of the Company. Without limiting the provisions of the Arrangement Agreement: (a) nothing contained in this letter agreement shall in any way limit or restrict any actions the undersigned may take in the undersigned's capacity as director, officer or consultant of the Company, or limit in any way whatsoever the exercise of the undersigned's fiduciary duties as director, officer or consultant of the Company; and (b) the undersigned will be entitled to exercise his, her or its rights under the terms of the Incentive Awards beneficially owned by the undersigned.

The undersigned agrees that the details of this letter agreement may be described in any press release, information circular or other communication prepared by the Company or the Acquiror in connection with the Arrangement and in any material change report prepared by the Company or the Acquiror in connection with the execution and delivery of this letter agreement and the undersigned further agrees to this letter agreement being made publicly available, including by filing on SEDAR+ and by any filings required under Securities Laws (including disclosure of the undersigned's identity and Subject Securities and the nature of the undersigned's commitments, arrangements and understandings under this letter agreement and any other information required by Law), in accordance with Securities Laws.

The undersigned hereby represents and warrants that: (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of his, her or its obligations hereunder will not constitute a violation or breach of, or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned is or will be a party and by which the undersigned will be bound at the time of such performance; (b) as of the date hereof, the undersigned is the legal and/or beneficial owner of all of the Subject Securities set forth in Exhibit A hereto, free and clear of any Liens, and such Subject Securities are the only securities of the Company owned, directly or indirectly, or over which control or direction is exercised by the undersigned; (c) the undersigned has sole dispositive power and the sole power to agree to the matters set forth in this letter agreement with respect to the Subject Securities, and none of the Subject Securities is subject to any agreement, arrangement or restriction with respect to the voting thereof, except as contemplated by this letter agreement; (d) no Person has any agreement or option, or any right or privilege (whether pre-emptive or contractual, or at Law), capable of becoming an agreement or option for the Transfer from the undersigned of any of the Subject Securities except pursuant to this letter agreement; (e) there is no suit, claim, action, litigation, arbitration or other proceeding in progress, pending or ongoing or, to the knowledge of the undersigned, threatened against or affecting the undersigned that would reasonably be expected to have an adverse impact on the validity of this letter agreement or any action taken or to be taken by the undersigned hereunder; (f) the undersigned has read this letter agreement in its entirety, understands it and agrees to be bound by its terms and conditions; (g) the undersigned has been advised to seek independent legal advice with respect to the execution and delivery of this letter agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and (h) the undersigned is entering into this letter agreement voluntarily.

This letter agreement shall automatically terminate and be of no further force or effect upon the Termination Date.

This letter agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein and each of the parties hereto hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this letter agreement.

The Acquiror may assign all or any part of its rights under this letter agreement to, and its obligations under this letter agreement may be assumed by, a wholly-owned Subsidiary of the Acquiror, provided that if such assignment and/or assumption takes place, the Acquiror shall continue to be liable jointly and severally with such Subsidiary for all of its obligations hereunder and such Subsidiary shall remain at all times up to and including the Effective Date a wholly- owned Subsidiary of the Acquiror. This letter agreement shall not be otherwise assignable by any party to this letter agreement without the prior written consent of the other party hereto. This letter agreement shall be binding upon the undersigned and the Acquiror and upon their respective successors and permitted assigns.

The undersigned acknowledges and agrees that the Acquiror may be damaged irreparably in the event any of the provisions of this letter agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, the undersigned agrees that, without the requirement of posting a bond or other security, the Acquiror will be entitled to seek equitable relief, including injunctive relief and specific performance, and the undersigned shall not object to the grant of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law.

This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with the Acquiror's understanding and is agreed by the Acquiror, please signify the Acquiror's acceptance by executing the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Acquiror and return the same to the undersigned, upon which the letter agreement as so accepted shall constitute an agreement among the Acquiror and the undersigned.

[The remainder of this page is intentionally left blank; signature page follows.]

Yours truly,

by:	(signed) "William Albert Washington"
(Signature)

William Albert Washington

(Print Name)

[Redacted - Personal Information]

(Place of Residency)

Director

(Title)

Address:

[Redacted - Personal Information]

[Signature Page - Voting and Support Agreement]

HUDBAY MINERALS INC.

Per:	(signed) "Peter Kukielski"
Name: Peter Kukielski
Title: President and Chief Executive Officer

[Signature Page - Voting and Support Agreement]

EXHIBIT A

SUBJECT SECURITIES

Holder	Company Shares	Incentive Awards
		DSUs	RSUs	Options
William Albert Washington	-	-	-	-